Strategy Service Results

FIRST
INDUSTRIAL


2001 Annual Report

Financial Highlights

FINANCIAL (In thousands for year ended December 31)	**2001**	**2000**	**1999**
Total Revenues	$ 384,477	$ 386,068	$ 374,155
Net Operating Income	277,948	279,353	275,160
Funds From Operations (FFO)	185,149	169,188	151,026
PROPERTY PORTFOLIO (Owned and managed at year end)			
Number of In-Service Properties	918	969	967
Gross Real Estate Assets *(In millions)*	$ 2,748.8	$ 2,698.8	$ 2,597.6
Occupancy Rate	91.4%	95.3%	95.5%
PER SHARE DATA ON COMMON STOCK			
Dividends Declared	$ 2.65	$ 2.52	$ 2.42
Annualized Dividend	$ 2.72	$ 2.63	$ 2.48
Funds From Operations (FFO)	$ 3.97	$ 3.66	$ 3.33

Total Revenues
In millions


1998
$ 349.7
1999
$ 374.2
2000
$ 386.1
2001
$ 384.5

Funds From Operations (FFO)
In millions


1998
$ 133.1
1999
$ 151.0
2000
$ 169.2
2001
$ 185.1

EBITDA
In millions


1998
$ 237.4
1999
$ 266.1
2000
$ 288.8
2001
$ 300.8

Gross Real Estate Assets
In millions


1998
$ 2,583.0
1999
$ 2,597.6
2000
$ 2,698.8
2001
$ 2,748.8



Michael W. Brennan
President and Chief Executive Officer

To our Stockholders, Customers, Partners and Employees:

Providing customers better solutions, better ways, and better service

We have only just begun, but our company-wide focus on executing our plan has enabled us to advance our mission to be *the* leading provider of diversified industrial real estate facilities in the nation. Our focus on delivering customer-driven solutions has strengthened our foundation and has enabled us to continue to deliver solid financial results, even during the difficult economic climate in 2001. While economic challenges lie ahead, our focus remains on delivering exceptional service to our customers and results to our shareholders. As we look toward the future, we have positioned our company to capitalize on many opportunities, the greatest of which are:

- **Growth Potential** – The domestic industrial real estate market comprises more than 25 billion square feet of space. REITs own but a small percentage of this, so we have tremendous room for growth.

- **Corporate Ownership** – Corporations own 65 percent of the available diversified industrial real estate market. They need a reliable, strategic real estate partner to accommodate their business wherever it grows. As we will discuss later, we believe we are the only company with the appropriate infrastructure, strategy and experience that can offer a truly integrated service to corporations in the domestic market.

- **Stability** – For more than 20 years, industrial real estate has been the most stable and profitable sector of the commercial real estate industry.

Clearly, First Industrial is operating in a market with enormous growth potential. It is also a market that historically has been characterized as a commodity business, where one industrial property is treated much like the next, and where the focus was all about executing transactions and doing deals. That is history. Today's corporations require a partner who can provide comprehensive solutions – solutions that we are better able to provide because of our focus on Industrial properties on a National scale, our investment in Diverse facility types, and our full-service Local managers. That is what our I-N-D-L operating structure is all about.

In the coming pages we will discuss our performance over the past year, the future challenges we face and the opportunities we have identified. You will see how our I-N-D-L infrastructure has been the basis for our stable performance and how it will provide the building blocks to the future. And you will understand how First Industrial is striving to make a great business even greater.

Our operational results demonstrate our sound strategic direction

How did we do in the challenging economic environment of 2001? The answer, I am pleased to report, is quite well. By staying true to our core competencies, we were able to deliver solid results during the toughest economic environment we have faced in ten years.

Our industry experienced negative absorption, as vacancy rates rose to their highest level in ten years. During the period from 1996 to 2000 many firms added plant capacity to accommodate their unprecedented growth expectations. The industrial real estate market benefited from high absorption rates during that time, but as the economy softened and the capital spending recession began, the market was left with excess capacity.

We, too, were affected by the weakened economy and rising vacancy rate. Our occupancy on December 31, 2001, was 91.4 percent, versus 95.3 percent at year-end 2000.


I-N-D-L
Industrial properties
National scale
Diverse facility types
Local managers

First Industrial is in very good shape.
We continue to grow earnings,
our leverage is modest and we're executing
on our self-funding strategy.




We intend to stay the course:
acquiring, building
and operating diversified industrial
properties.

Fortunately, due to our focus on our core competencies, we entered this period of economic uncertainty from a position of strength. Despite the leasing challenges we faced, we were able to generate solid results from our portfolio. Our same property net operating income (NOI) grew 2.3 percent, actual cash-on-cash rentals increased 8.0 percent, and we achieved tenant retention of 66.6 percent.

For the year:

- Our Funds From Operations (FFO) grew 8.5 percent.
- Our EPS on a fully diluted basis increased 17.4 percent to $2.56.
- We increased our dividend for the seventh consecutive year.
- We grew our corporate real estate service program, Integrated Industrial Solutions™ (IIS™), income by 75.1 percent, to $37.7 million.

These solid operating results improved our financial strength in every category:

- Our debt to asset value was 38.9 percent at year end.
- We achieved ROA (Return on Assets) of 10.8 percent for the year.
- We improved our fixed charge coverage to 2.6x in 2001 from 2.4x in 2000.
- We improved our interest coverage to 3.6x in 2001 from 3.4x in 2000.
- We improved our FFO payout ratio to 66.4 percent in 2001 from 68.3 percent in 2000.
- We repurchased $28.4 million of stock, or 1,003,300 shares, at an average price of $28.30 as part of a $100.0 million stock repurchase plan authorized by the Board of Directors.


Annual Dividend Declared
$ 0.95
$ 1.91
$ 1.97
$ 2.05
$ 2.19
$ 2.42
$ 2.52
$ 2.65
1994
1995
1996
1997
1998
1999
2000
2001

What did 2001 demonstrate? It reaffirmed the soundness of our strategic direction. It validated our disciplined investment approach. And, it demonstrates the enormous potential of the corporate industrial real estate market. Let me elaborate on these points.

First, our solid FFO growth, relative to our peers and the industry as a whole, demonstrated the soundness of our strategic direction. Our unique I-N-D-L operating structure provides an unequaled platform for growth, while at the same time provides intrinsic diversity and stability. By focusing on Industrial properties on a National scale, in Diverse facility types that are managed Locally, we have mitigated exposure to a single geographic region or a single building type. A slowdown in a specific geographic region or industry should not affect us to the same degree as it would other companies who do not have our unique infrastructure.

Another benefit of this strategy is that our diversified national portfolio allows customers to work with a single supplier as they grow and as their needs change. And because we have staff on a local level in each of our markets, we offer unparalleled service. We believe that by remaining committed to this strategy, First Industrial's competitive advantage can provide even better results in the years to come.

Second, our 2001 results also demonstrated the benefit of our disciplined investment approach. We followed our plan, investing only in properties we have identified as critical to our growth and in regions we believe are economically sound.

For the year, we:

- Sold 132 properties and several parcels of land for $386.9 million, at an average capitalization rate of 9.3 percent.
- Produced an average unleveraged Internal Rate of Return (IRR) of 16.4 percent on sales, among the best in the industry.
- Invested in $212.0 million of property and $48.0 million of new developments with aggregate expected first-year average stabilized yields of approximately 10.3 percent.
- Continued our practice of self-funding 100 percent of our new investments through the sale of existing buildings and our operating cash flow.

Finally, our results illustrate the enormous potential of the corporate industrial real estate market. IIS,™ our corporate real estate program, continued to deliver exceptional growth in what was a difficult economic environment. IIS™ generated $37.7 million in profits in 2001, an increase of 75.1 percent over 2000.

We were awarded a number of marquee assignments including:


SC Johnson,
Verizon, Pactiv,
and Flextronics.


Our IIS™ pipeline,
which includes merchant development,
single tenant/user sales and
land sales, exceeds $500 million.

Despite solid operating results, the overall economic slowdown – combined with the tragic events of September 11th – resulted in a total shareholder return (stock appreciation and reinvested dividends) of -0.4 percent in 2001. This return follows a return of 37 percent in 2000, and a return of 12 percent in 1999, for a three-year average return to shareholders of 16 percent. While we might find solace in the fact that many of the broader-market indices posted double-digit negative returns in 2001, we will only be satisfied when your returns fully reflect the strength of our business and our strategy. Our commitment to deliver shareholder value is as strong as ever, and we believe we have the right strategy and the right people in place to deliver profitable, long-term growth.

It is our belief that the opportunities in our business, and our strategy for capitalizing on these opportunities, have never been better. Our corporate customers have come to see us as an organization that can complete complex, multi-faceted industrial real estate transactions that can improve their operations and help their bottom line. Our national infrastructure, diverse product types and local operators are the key to a strategic corporate real estate program that delivers on their needs and more. This market has great potential, and we have consistently demonstrated this through our results.

Take, for example, a project we are currently working on with a Fortune 500 company. First, we are developing a state-of-the-art, 390,000 square-foot building to serve as their distribution center for the Northeast. Second, we are leasing to them a newly developed 527,000 square-foot distribution space for their operations in the South. Finally, we are taking control of a surplus asset, which we will ultimately redevelop and put back into the marketplace. We can do all of these things because we are the only diversified industrial real estate provider with a platform that can complete such a transaction in three different markets. That is what IIS™ is all about.

In order to expand our capabilities to serve Corporate America even further, we recently formed an institutional fund (the "Fund") with Kuwait Finance House. The Fund serves as a forward purchase commitment for specified projects developed by First Industrial and enhances our ability to develop and sell these properties going forward. The total value of the Fund is expected to be approximately $300 million.

Stick with a proven strategy

At First Industrial, we have consistently delivered results to our customers and our shareholders by aligning our strategy with both. In other words, what is good for our customers is good for our shareholders. Going forward, we will remain focused on the things we do best: acquiring, building and operating diversified industrial properties in key markets around the nation. Importantly, we will rely on our local experts to manage those properties in order to provide exceptional service and support to our customers, maintain our understanding of the conditions and opportunities in each of our strategic markets, and strengthen our national operating platform, in order to create additional opportunities for our IIS™ corporate real estate program.

The opportunities in the marketplace remain abundant. The size, demand, and proven stability and profitability of the industrial real estate sector continue to point towards tremendous growth opportunity. We have built a solid foundation, we have a proven strategic focus, and we are determined to succeed. We will continue our sound business practices and will remain within our circle of competencies, providing signature solutions and service to our customers, and preserving our financial strength.

What kinds of capabilities will our customers need? Corporations are looking for efficiency in operations. They want operational flexibility and, in some cases, liquidity if they decide to sell industrial property assets. This means that our corporate customers must work with organizations that can develop new properties, lease them existing properties and acquire their surplus properties. More and more, they also want someone who can handle complex supply chain reconfigurations. And they will need all of these things in both strong and weak periods. *There has never been a greater time to have a corporate real estate program.*

First Industrial is the only industrial real estate company that can deliver on these complex solutions. By developing a service many corporations need and by positioning ourselves in markets that provide the best opportunities to capitalize on these needs, we have put ourselves in a position of strong competitive advantage. The ability of IIS™ to generate solid earnings growth continues to validate this. First Industrial's wide range of solutions enables companies to significantly enhance their operational efficiencies and their bottom line. The greater the transactional complexity, the greater our competitive edge, and thus, the greater our opportunity for earning superior returns for our shareholders.


We are determined to create
value for our customers and shareholders
by listening, responding
and delivering."

First Industrial is the only industrial real estate company with an infrastructure that can provide multiple solutions that companies need and want.



Setting higher standards and expectations

So how do we make a great company even greater? One way is to make customer service a value that is practiced in every area of our company. We recently asked our employees if they knew of any great company with poor customer service. We also asked if they knew of any poorly performing companies with great customer service. Their answer to both of those questions was a resounding "no."

At First Industrial, customer service consists of three critical elements:

1. Communicate Our Capabilities

We want our customers to understand that we have created a national industrial real estate company that can provide solutions to a full range of industrial facility needs. We also want our customers to share our belief that no other company has both the infrastructure and financial wherewithal to deliver such a broad range of solutions.

2. Set Standards We Can Meet

As diverse and as flexible as we are, we also want our customers to know our limitations. We do not have solutions for every company, every facility or every location. We make clear what we can and cannot do. We will not over promise and under deliver.

3. Meet Those Standards

We want a reputation for responsiveness and reliability. That requires us to set standards within our set of core competencies and to meet or exceed those standards.

While an emphasis on customer service is not a big change for our people, it is for our industry. Historically, the focus of industrial real estate has been on executing transactions, not on building long-term relationships or on providing customized solutions. One reason for this is that no company was truly capable of providing integrated industrial real estate solutions. But, with our strategy, our infrastructure and our heightened focus on our customers' needs, we have that capability, and we are leading the change.

Acknowledgements

I would like to express my gratitude, first and foremost, to my fellow employees. I believe we have the most talented group of men and women in the industry. For that reason, we have asked a lot from you, and you have delivered another year of solid results. I would also like to thank my fellow members of our Board of Directors for their continued support and guidance.

We also thank our customers for giving us another year to serve you. I assure you that we will continue to develop additional capabilities in order to meet the future demands of your business. We thank the real estate brokerage community for another year of excellent service, and we look forward to working with you on the many opportunities ahead. And finally, I thank you, our fellow shareholders, for the continued trust and confidence you have placed in us.

Michael W. Brennan
President and Chief Executive Officer
March 15, 2002

Regional Offices

Atlanta/Charlotte
Ross Kirk, Managing Director
Mark Dishaw, Senior Regional Director
1255 Terminus Drive, Suite 100
Lithia Springs, GA 30122
Phone: 678/945-8833
Fax: 678/945-8830

Baltimore
Ross Kirk, Managing Director
Jeff Thomas, Regional Director
7476 New Ridge Road, Suite H
Hanover, MD 21076
Phone: 410/859-1716
Fax: 410/859-3661

Chicago/Milwaukee
Arne Cook, Managing Director
Mark Saturno, Regional Director
9450 W. Bryn Mawr Avenue, Suite 150
Rosemont, IL 60018
Phone: 847/233-0050
Fax: 847/233-0058

Cincinnati/Columbus/Dayton
Arne Cook, Managing Director
Kevin Smith, Senior Regional Director
4742 Creek Road
Cincinnati, OH 45242
Phone: 513/860-0480
Fax: 513/860-4702

Dallas
Greg Downs, Managing Director
Rob Riner, Regional Director
One Galleria Tower
13355 Noel Road, Suite 1815
Dallas, TX 75240
Phone: 972/386-4700
Fax: 972/386-4540

Denver
Greg Downs, Managing Director
5350 S. Roslyn, Suite 240
Greenwood Village, CO 80111
Phone: 303/220-5565
Fax: 303/220-5585

Detroit
Arne Cook, Managing Director
Rick Czerwinski, Senior Regional Director
24800 Denso Drive, Suite 175
Southfield, MI 48034
Phone: 248/357-4050
Fax: 248/357-6352

Fort Worth
Greg Downs, Managing Director
Rob Riner, Regional Director
7429 Airport Freeway
Fort Worth, TX 76118
Phone: 817/595-4177
Fax: 817/595-4204

Grand Rapids
Arne Cook, Managing Director
Rick Czerwinski, Senior Regional Director
4880 36th Street, SE, Suite 205
Grand Rapids, MI 49512
Phone: 616/949-0300
Fax: 616/949-4949

Harrisburg
Ross Kirk, Managing Director
Jeff Thomas, Regional Director
2780 Commerce Drive, Suite 100
Middletown, PA 17057
Phone: 717/712-2050
Fax: 717/712-2051

Houston
Greg Downs, Managing Director
Royal Pratt, Regional Director
8850 Jameel Road, Suite 100
Houston, TX 77040
Phone: 713/681-0885
Fax: 713/681-0887

Indianapolis
Arne Cook, Managing Director
Doug Swain, Regional Manager
Kevin Smith, Senior Regional Director
1425 Sadlier Circle West
Indianapolis, IN 46239
Phone: 317/351-9330
Fax: 317/351-1777

Long Island
Charlie Rollins, Vice President of Operations
575 Underhill Boulevard, Suite 130
Syosset, NY 11791
Phone: 516/496-9410
Fax: 516/364-9498

Los Angeles
Tim Gudim, Managing Director
330 Washington Boulevard, Suite 509
Marina del Rey, CA 90292
Phone: 310/827-6445
Fax: 310/827-6450

Minneapolis
Arne Cook, Managing Director
Chris Willson, Regional Director
7615 Golden Triangle Drive, Suite N
Eden Prairie, MN 55344
Phone: 952/943-2700
Fax: 952/943-8778

Nashville
Arne Cook, Managing Director
David Harker, Senior Regional Director
104 East Park Drive, Suite 324
Brentwood, TN 37027
Phone: 615/371-6653
Fax: 615/371-6670

New Jersey
Ross Kirk, Managing Director
Hayden Tiger, Regional Director
43 Route 46 East, Suite 701
Pine Brook, NJ 07058
Phone: 973/227-6600
Fax: 973/227-9198

Philadelphia
Ross Kirk, Managing Director
Peter Schultz, Senior Regional Director
200 Philips Road
Exton, PA 19341
Phone: 610/594-9700
Fax: 610/594-9690

Phoenix
Greg Downs, Managing Director
Kevin Czerwinski, Senior Vice President
2425 E. Camelback Road, Suite 785
Phoenix, AZ 85016
Phone: 602/381-6820
Fax: 602/381-6830

Portland
Tim Gudim, Managing Director
5835 NE 122nd Street, Suite 140
Portland, OR 97230
Phone: 503/262-0900
Fax: 503/262-0901

Salt Lake City
Greg Downs, Managing Director
Kevin Czerwinski, Senior Vice President
1270 West 2320 South, Suite C
West Valley City, UT 84119
Phone: 801/886-2711
Fax: 801/886-2710

St. Louis
Arne Cook, Managing Director
David Harker, Senior Regional Director
1525 Fairview Industrial Boulevard
St. Louis, MO 63132
Phone: 314/426-2111
Fax: 314/428-6162

Tampa
Ross Kirk, Managing Director
Ron Smith, Regional Director
6302 Benjamin Road, Suite 400
Tampa, FL 33634
Phone: 813/884-6161
Fax: 813/889-9469

Selected Financial and Operating Data

(In thousands, except per share and property data)

STATEMENTS OF OPERATIONS DATA:	***Year Ended 12/31/01***	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97
Total Revenues	$ 384,477	$ 386,068	$ 374,155	$ 349,702	$ 223,203
Property Expenses	(109,881)	(108,983)	(98,995)	(99,484)	(59,762)
General and Administrative Expense	(18,609)	(17,129)	(13,259)	(12,983)	(6,248)
Interest Expense	(82,580)	(83,925)	(79,869)	(71,833)	(49,859)
Amortization of Interest Rate Protection Agreements and Deferred Financing Costs	(1,809)	(1,750)	(1,362)	(917)	(2,812)
Depreciation and Other Amortization	(76,266)	(66,989)	(68,412)	(63,805)	(39,573)
Valuation Provision on Real Estate (A)	(9,500)	(2,900)	—	—	—
Restructuring and Abandoned Pursuit Costs Charge (B)	—	—	—	(11,941)	—
Equity in (Loss) Income of Joint Ventures	(791)	571	302	45	—
Disposition of Interest Rate Protection Agreements (C)	—	—	—	(8,475)	1,430
Income Allocated to Minority Interest	(16,715)	(16,395)	(17,609)	(7,961)	(5,312)
Gain on Sales of Real Estate	64,347	29,296	29,797	5,349	5,003
Income Before Extraordinary Loss and Cumulative Effect of Change in Accounting Principle	132,673	117,864	124,748	77,697	66,070
Extraordinary Loss (D)	(10,309)	—	—	—	(14,124)
Cumulative Effect of Change in Accounting Principle (E)	—	—	—	(1,976)	—
Net Income	122,364	117,864	124,748	75,721	51,946
Preferred Stock Dividends	(30,001)	(32,844)	(32,844)	(30,610)	(11,856)
Net Income Available to Common Stockholders	$ 92,363	$ 85,020	$ 91,904	$ 45,111	$ 40,090
Net Income Available to Common Stockholders Before Extraordinary Loss and Cumulative Effect of Change in Accounting Principle Per Weighted Average Common Share Outstanding:					
Basic	$ 2.57	$ 2.20	$ 2.42	$ 1.26	$ 1.72
Diluted	$ 2.56	$ 2.18	$ 2.41	$ 1.25	$ 1.70
Net Income Available to Common Stockholders Per Weighted Average Common Share Outstanding:					
Basic	$ 2.35	$ 2.20	$ 2.42	$ 1.20	$ 1.27
Diluted	$ 2.34	$ 2.18	$ 2.41	$ 1.20	$ 1.26
Distributions Per Share	$ 2.6525	$ 2.5175	$ 2.420	$ 2.190	$ 2.045
Weighted Average Number of Common Shares Outstanding:					
Basic	39,274	38,661	38,042	37,445	31,508
Diluted	39,552	38,917	38,144	37,627	31,814
Net Income	$ 122,364	$ 117,864	$ 124,748	$ 75,721	$ 51,946
Other Comprehensive Income (Loss):					
Cumulative Transition Adjustment	(14,920)	—	—	—	—
Settlement of Interest Rate Protection Agreements	(191)	—	—	—	—
Mark-to-Market of Interest Rate Protection Agreements	(231)	—	—	—	—
Write-Off of Unamortized Interest Rate Protection Agreements Due to the Early Retirement of Debt	2,156	—	—	—	—
Amortization of Interest Rate Protection Agreements	805	—	—	—	—
Comprehensive Income	$ 109,983	$ 117,864	$ 124,748	$ 75,721	$ 51,946

Selected Financial and Operating Data

(In thousands, except per share and property data)

	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97
BALANCE SHEET DATA (END OF PERIOD):					
Real Estate, Before Accumulated Depreciation	$ 2,714,927	$ 2,440,810	$ 2,597,592	$ 2,583,033	$ 1,994,346
Real Estate, After Accumulated Depreciation	2,438,107	2,221,109	2,386,136	2,407,147	1,873,316
Real Estate Held for Sale, Net	30,750	236,422	—	—	—
Total Assets	2,621,400	2,618,493	2,526,963	2,554,462	2,272,163
Mortgage Loans Payable, Net, Acquisition Facilities Payable and Senior Unsecured Debt, Net	1,318,450	1,221,356	1,147,639	1,191,882	879,592
Defeased Mortgage Loan Payable	—	—	—	—	300,000
Total Liabilities	1,447,361	1,373,288	1,276,763	1,310,518	1,266,079
Stockholders' Equity	995,597	1,058,372	1,059,226	1,054,776	854,590
OTHER DATA:					
Cash Flows from Operating Activities	$ 147,091	$ 160,241	$ 176,897	$ 149,096	$ 102,635
Cash Flows from Investing Activities	(38,761)	(87,300)	(10,040)	(535,554)	(805,505)
Cash Flows from Financing Activities	(116,061)	(67,819)	(186,071)	395,059	708,446
Total Properties (F)	918	969	967	987	769
Total GLA, in Square Feet (F)	64,002,809	68,242,713	67,029,135	69,253,383	56,567,706
Occupancy Percentage (F)	91%	95%	96%	95%	96%

(A) *Represents a valuation provision on real estate relating to certain properties located in Columbus, Ohio; Des Moines, Iowa; Grand Rapids, Michigan and Indianapolis, Indiana.*

(B) *Represents a restructuring charge of approximately $6.9 million relating to severance costs (of which approximately $1.2 million is noncash relating to immediate vesting of restricted stock) and approximately $5.0 million in costs relating to abandoned acquisitions.*

(C) *On May 16, 1997, the Company, through the Operating Partnership, sold interest rate protection agreements relating to its $300.0 million mortgage loan resulting in a gain of approximately $1.4 million. The approximate $8.5 million loss on disposition of interest rate protection agreements for the year ended December 31, 1998 represents the Company's settlement, through the Operating Partnership, of an interest rate protection agreement that was scheduled to expire on January 4, 1999. This agreement was entered into in December 1997 in anticipation of 1998 senior unsecured debt offerings. Due to the changing market conditions and the Company's expectation that it would not issue debt securities associated with the interest rate protection agreement, the Company settled its position in the interest rate protection agreement.*

(D) *In 1997, the Company terminated certain mortgage loans, an unsecured loan and a revolving credit facility and obtained a commitment to pay off and retire another mortgage loan. The Company recorded an extraordinary loss of approximately $14.1 million which is comprised of prepayment fees, the write-off of unamortized deferred financing fees, legal costs and other expenses. In 2001, the Company terminated certain mortgage loans and certain senior unsecured debt. The Company recorded an extraordinary loss of approximately $10.3 million which is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of unamortized deferred financing fees, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the senior unsecured debt prior to issuance, the settlement of an interest rate protection agreement used to fix the retirement price of the senior unsecured debt, prepayment fees, legal costs and other expenses.*

(E) *In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that the net unamortized balance of all start-up costs and organizational costs be written off as a cumulative effect of a change in accounting principle and all future start-up costs and organizational costs be expensed. Consistent with SOP 98-5, the Company reported a cumulative effect of a change in accounting principle in the amount of approximately $2.0 million to reflect the write-off of the unamortized balance of organizational costs on the Company's balance sheet.*

(F) *As of end of period and excludes properties under development.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with "Selected Financial Data" and the historical Consolidated Financial Statements and Notes thereto appearing elsewhere in this annual report.

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT"), as defined in the Internal Revenue Code. First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") began operations on July 1, 1994. The Company's interests in its properties and land parcels are held through partnerships controlled by the Company, including First Industrial, L.P. (the "Operating Partnership"), of which the Company is the sole general partner, as well as, among others, First Industrial Financing Partnership, L.P., First Industrial Securities, L.P., First Industrial Mortgage Partnership, L.P., First Industrial Pennsylvania, L.P., First Industrial Harrisburg, L.P., First Industrial Indianapolis, L.P., FI Development Services, L.P. and TK-SV, LTD., of which the sole general partner of each is a wholly-owned subsidiary of the Company, and the sole limited partner of each is the Operating Partnership, as well as limited liability companies of which the Operating Partnership is the sole member. The Company is also the sole stockholder of First Industrial Development Services, Inc. The Company, through separate wholly-owned limited liability companies of which the Operating Partnership is the sole member, also owns minority equity interests in, and provides asset and property management services to, three joint ventures which invest in industrial properties.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company maintains an allowance for doubtful accounts which is based, in part, on estimates of potential losses which could result from the inability of the Company's tenants to satisfy outstanding billings with the Company. If the financial condition of the Company's tenants were to deteriorate, an increase in the allowance may be required. Also, the Company reviews its properties on a quarterly basis for impairment and provides a provision if impairments are determined. Future adverse changes in the Company's markets may cause an increase in this provision.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

At December 31, 2001, the Company owned 918 in-service properties with approximately 64.0 million square feet of gross leasable area ("GLA"), compared to 969 in-service properties with approximately 68.2 million square feet of GLA at December 31, 2000. During 2001, the Company acquired 79 in-service properties containing approximately 4.4 million square feet of GLA, completed development of seven properties totaling approximately 1.1 million square feet of GLA and sold 128 in-service properties totaling approximately 8.9 million square feet of GLA, four out-of-service properties and several land parcels. The Company also took 13 properties out of service that are under redevelopment, comprising approximately 1.1 million square feet of GLA, and placed in service four properties comprising approximately .3 million square feet of GLA.

Rental income and tenant recoveries and other income remained relatively unchanged. Rental income decreased due to a decrease in the number of gross leases in place for the year ended December 31, 2001 as compared to the year ended December 31, 2000. This was offset by an increase in tenant recoveries and other income due to an increase in the number of leases allowing for recovery of operating expenses. Rental income and tenant recoveries and other income from properties owned prior to January 1, 2000 increased by approximately $3.5 million or 1.3% due primarily to an increase in tenant recoveries due to an increase in property expenses (as discussed below) for the year ended December 31, 2001 as compared to the year ended December 31, 2000.

Property expenses, which include real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses remained relatively unchanged. Real estate tax expense remained relatively unchanged. The increase in repairs and maintenance is due to an increase in landscaping and related expenses as well as an increase in maintenance fees. The increase in insurance is due to an increase in insurance premiums. These increases were slightly offset by decreases in property management and other expense. The decrease in property management is due primarily to the closing of the Long Island, New York and New Orleans, Louisiana regional offices. The decrease in other expense is due primarily to a decrease in master lease payments associated with certain properties during the year ended December 31, 2001 as compared to the year ended December 31, 2000. Property expenses from properties owned prior to January 1, 2000 increased by approximately $3.7 million or 5.1%. Real estate tax expense increased due to general tax increases. Repairs and maintenance expense increased due to an increase in landscaping and related expenses, as well as an increase in maintenance fees. Utilities expense increased due to an increase in gas and electricity expenses. Insurance expense increased due to an increase in insurance premiums.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General and administrative expense increased by approximately $1.5 million due primarily to the write-off of the Company's technology initiative investment and increases in employee compensation.

Interest expense decreased by approximately $1.3 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to a decrease in the weighted average interest rate for the year ended December 31, 2001 (7.06%) as compared to the year ended December 31, 2000 (7.32%) and an increase in capitalized interest for the year ended December 31, 2001 due to an increase in development activities. This was offset by an increase in average debt balance outstanding for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The average debt balance outstanding for the years ended December 31, 2001 and 2000 was approximately $1,310.3 million and $1,226.6 million, respectively.

Amortization of deferred financing costs increased by approximately $.1 million or 3.4% due primarily to the amortization of deferred financing costs associated with the issuance of additional senior unsecured debt.

Depreciation and other amortization increased by approximately $9.3 million due primarily to an additional $6.2 million of depreciation expense recognized to recapture previously unrecognized depreciation expense related to properties that were previously considered held for sale. These properties are now considered held and used. The majority of the remainder of the increase is due to additional depreciation due to fewer properties classified as held for sale throughout the year ended December 31, 2001 as compared to the year ended December 31, 2000.

The valuation provision on real estate of approximately $9.5 million for the year ended December 31, 2001 represents a valuation provision primarily on certain properties located in the Columbus, Ohio; Des Moines, Iowa and Indianapolis, Indiana markets.

The valuation provision on real estate of approximately $2.9 million for the year ended December 31, 2000 represents a valuation provision on the Company's exit market portfolio in Grand Rapids, Michigan.

Equity in income of joint ventures decreased by approximately $1.4 million due primarily to the Company recognizing its proportionate interest in a valuation provision recognized in one of the Company's joint ventures.

The $64.3 million gain on sale of real estate for the year ended December 31, 2001 resulted from the sale of 132 industrial properties and several land parcels. Gross proceeds from these sales were approximately $386.9 million.

The $29.3 million gain on sale of real estate for the year ended December 31, 2000 resulted from the sale of 109 industrial properties and several land parcels. Gross proceeds from these sales were approximately $433.7 million.

The $10.3 million extraordinary loss for the year ended December 31, 2001 is due to the early retirement of senior unsecured debt and various mortgage loans. The extraordinary loss is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of unamortized deferred financing fees, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the senior unsecured debt prior to issuance, the settlement of an interest rate protection agreement used to fix the retirement price of the senior unsecured debt, prepayment fees, legal costs and other expenses.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

At December 31, 2000, the Company owned 969 in-service properties with approximately 68.2 million square feet of GLA, compared to 967 in-service properties with approximately 67.0 million square feet of GLA at December 31, 1999. During 2000, the Company acquired 83 in-service properties containing approximately 5.8 million square feet of GLA and one property under redevelopment, completed development of 26 properties and redevelopment of two properties totaling approximately 4.1 million square feet of GLA and sold 108 in-service properties totaling approximately 9.2 million square feet of GLA, one out of service property and several land parcels. The Company also took three properties out of service that are under redevelopment, comprising approximately .1 million square feet of GLA and placed in service two properties comprising approximately .6 million square feet of GLA.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rental income and tenant recoveries and other income increased $11.9 million or 3.2%. The increase in rental income is primarily due to same store growth in rental income as well as an increase in the average GLA for the year ended December 31, 2000 compared to December 31, 1999. The increase in tenant recoveries and other income is primarily due to an increase in property expenses as discussed below. Rental income and tenant recoveries and other income from properties owned prior to January 1, 1999 increased by approximately $11.4 million or 4.1% due primarily to general rent increases and an increase in recoverable income due to an increase in property expenses as discussed below.

Property expenses, which include real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses increased by approximately $10.0 million or 10.1% due primarily to increases in all property expense categories other than utilities. The increase in real estate tax expense is due primarily to an increase in average GLA for the year ended December 31, 2000 compared to the year ended December 31, 1999, as well as general increase in real estate taxes in many of the Company's markets. The increase in repairs and maintenance expense is due primarily to an increase in landscaping and maintenance expenses. The increase in property management expense is primarily due to the opening of a regional office in California in the third quarter of 1999 as well as increases in employee compensation. Insurance expense increased due primarily to an increase in average GLA in 2000 compared to 1999 as well as an increase in insurance premiums. Other expense increased due primarily to an increase in master lease payments associated with certain properties during the year ended December 31, 2000 compared to the year ended December 31, 1999. Property expenses from properties owned prior to January 1, 1999 increased approximately $5.5 million or 7.2% due primarily to the explanations above.

General and administrative expense increased by approximately $3.9 million due primarily to increases in employee compensation and additional employees.

Interest expense increased by approximately $4.1 million for the year ended December 31, 2000 compared to the year ended December 31, 1999. The increase is primarily due to an increase in the weighted average interest rate for the year ended December 31, 2000 (7.32%) compared to the year ended December 31, 1999 (7.16%) and an increase in the average debt balance outstanding. The average debt balance outstanding for the year ended December 31, 2000 and 1999 was approximately $1,226.6 million and $1,201.8 million, respectively.

Amortization of deferred financing costs increased by approximately $.4 million due primarily to amortization of additional deferred financing costs relating to the Company's 1997 $300.0 million unsecured line of credit (the "1997 Unsecured Acquisition Facility") and the Company's 2000 $300.0 million unsecured acquisition facility (the "2000 Unsecured Acquisition Facility"), which amended and restated the 1997 Unsecured Acquisition Facility.

Depreciation and other amortization decreased by approximately $1.4 million due primarily to the Company ceasing depreciation and amortization on properties it considers held for sale as well as due to properties sold subsequent to December 31, 1998. This decrease is offset by depreciation and amortization related to properties acquired or developed subsequent to December 31, 1998.

The valuation provision on real estate of approximately $2.9 million for the year ended December 31, 2000 represents a valuation provision on the Company's exit market portfolio in Grand Rapids, Michigan.

The $29.3 million gain on sale of real estate for the year ended December 31, 2000 resulted from the sale of 109 industrial properties and several land parcels. Gross proceeds from these sales were approximately $433.7 million.

The $29.8 million gain on sale of real estate for the year ended December 31, 1999 resulted from the sale of 56 industrial properties and several land parcels. Gross proceeds from these sales were approximately $245.8 million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company's restricted cash was approximately $22.8 million. Included in restricted cash are approximately $2.6 million of cash reserves required to be set aside under the Company's $40.0 million mortgage loan (the "1995 Mortgage Loan") for payments of security deposit refunds, capital expenditures, interest, real estate taxes, insurance and re-leasing costs. The portion of the cash reserve relating to payments for capital expenditures, interest, real estate taxes and

Management's Discussion and Analysis of Financial Condition and Results of Operations

insurance is established monthly, distributed to the Company as such expenditures are made and is replenished to a level adequate to make the next periodic payment of such expenditures. The portion of the cash reserve relating to security deposit refunds is adjusted as tenants turn over. The portion of the cash reserve relating to re-leasing costs resulted from a deposit of a lease termination fee that will be used to cover the costs of re-leasing that space. Also included in restricted cash is approximately $20.2 million of gross proceeds from the sales of certain properties. These sales proceeds will be disbursed as the Company exchanges into properties under Section 1031 of the Internal Revenue Code.

Year Ended December 31, 2001

Net cash provided by operating activities of approximately $147.1 million for the year ended December 31, 2001 was comprised primarily of net income before minority interest of approximately $139.1 million and adjustments for non-cash items of approximately $36.0 million, offset by the net change in operating assets and liabilities of approximately $28.0 million. The adjustments for the non-cash items of approximately $36.0 million are primarily comprised of depreciation and amortization of approximately $83.2 million, a valuation provision on real estate of approximately $9.5 million, equity in net loss of joint ventures of approximately $.8 million and an extraordinary loss of approximately $10.3 million from the early retirement of debt, offset by the gain on sale of real estate of approximately $64.3 million and the effect of the straight-lining of rental income of approximately $3.5 million.

Net cash used in investing activities of approximately $38.8 million for the year ended December 31, 2001 was comprised primarily of the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate and contributions to one of the Company's industrial real estate joint ventures, offset by the net proceeds from the sale of real estate, distributions from two of the three of the Company's industrial real estate joint ventures, a decrease in restricted cash due to the use of restricted cash to purchase properties to effect Section 1031 exchanges and the repayment of mortgage loans receivable.

Net cash used in financing activities of approximately $116.1 million for the year ended December 31, 2001 was comprised primarily of repayments on mortgage loans payable, the repurchase of restricted stock, the purchase of treasury shares, the purchase of U.S. Government securities used as substitute collateral to execute a legal defeasance of a portion of the 1995 Mortgage Loan, common and preferred stock dividends and unit distributions, debt issuance costs incurred in conjunction with the 2011 Notes (defined below), repayment of the 2011 Drs. (defined below), prepayment fees incurred in the early retirement of the Acquisition Mortgage Loan I (defined below) and the Acquisition Mortgage Loan II (defined below) and the redemption of the Company's Series A Preferred Stock (defined below), offset by net borrowings under the Company's 2000 Unsecured Acquisition Facility, the proceeds from the issuance of the 2011 Notes (defined below), net proceeds from the issuance of common stock and a book overdraft.

Year Ended December 31, 2000

Net cash provided by operating activities of approximately $160.2 million for the year ended December 31, 2000 was comprised primarily of net income before minority interest of approximately $134.3 million, adjustments for non-cash items of approximately $44.4 million offset by the net change in operating assets and liabilities of approximately $18.5 million. The adjustments for the non-cash items of approximately $44.4 million are primarily comprised of depreciation and amortization of approximately $72.3 million and a valuation provision on real estate of approximately $2.9 million, offset by the gain on sale of real estate of approximately $29.3 million and the effect of the straight-lining of rental income of approximately $1.5 million.

Net cash used in investing activities of approximately $87.3 million for the year ended December 31, 2000 was comprised primarily of the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate and an increase in restricted cash from sales proceeds deposited with an intermediary for Section 1031 exchange purposes, offset by the net proceeds from the sale of real estate, distributions from the Company's two industrial real estate joint ventures and the repayment of mortgage loans receivable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net cash used in financing activities of approximately $67.8 million for the year ended December 31, 2000 was comprised primarily of repayments on mortgage loans payable, the purchase of treasury shares and restricted stock, the purchase of U.S. Government securities used as substitute collateral to execute a legal defeasance of a portion of the 1995 Mortgage Loan, common and preferred stock dividends and unit distributions and debt issuance costs incurred in conjunction with the 2000 Unsecured Acquisition Facility, offset by the net borrowings under the Company's lines of credit and net proceeds from the issuance of common stock.

Year Ended December 31, 1999

Net cash provided by operating activities of approximately $176.9 million for the year ended December 31, 1999 was comprised primarily of net income before minority interest of approximately $142.4 million and adjustments for non-cash items of approximately $36.0 million, offset by the net change in operating assets and liabilities of approximately $1.5 million. The adjustments for the non-cash items of approximately $36.0 million are primarily comprised of depreciation and amortization of $69.8 million, offset by the gain on sale of real estate of approximately $29.8 million and the effect of the straight-lining of rental income of approximately $4.0 million.

Net cash used in investing activities of approximately $10.0 million for the year ended December 31, 1999 was comprised primarily of the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate, investment in the Company's two industrial real estate joint ventures and the funding of mortgage loans receivable, offset by the net proceeds from the sale of real estate, distributions from one of the Company's industrial real estate joint ventures, a decrease in restricted cash due to a reimbursement from one of the Company's escrows with a lender established for deferred maintenance, a decrease in restricted cash due to the use of restricted cash to purchase properties to effect Section 1031 exchanges and the repayment of mortgage loans receivable.

Net cash used in financing activities of approximately $186.1 million for the year ended December 31, 1999 was comprised primarily of repayments on mortgage loans payable, common and preferred stock dividends and unit distributions and the net repayments under the 1997 Unsecured Acquisition Facility, offset by proceeds from the issuance of common stock.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The ratio of earnings to fixed charges and preferred stock dividends was 1.36, 1.54 and 1.62 for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in earnings to fixed charges and preferred stock dividends between fiscal years 2001 and 2000 is primarily due to a decrease in income from operations in fiscal year 2001 due to an increase in depreciation and amortization expense and an increase in a valuation provision on real estate for fiscal year 2001 as compared to fiscal year 2000 as discussed in "Results of Operations" above. The decrease in earnings to fixed charges and preferred stock dividends between fiscal years 2000 and 1999 is primarily due to a decrease in income from operations in fiscal year 2000 as compared to fiscal year 1999 due to a valuation provision on real estate incurred in fiscal year 2000 as well as an increase in fixed charges resulting from an increase in interest expense due to an increase in the weighted average interest rate for the year ended December 31, 2000 compared to the year ended December 31, 1999 and an increase in the weighted average debt balance outstanding as discussed in "Results of Operations" above.

Segment Reporting

Management views the Company as a single segment.

Investment in Real Estate, Development of Real Estate and Sales of Real Estate

During the year ended December 31, 2001, the Company purchased 79 in-service industrial properties comprising approximately 4.4 million square feet of GLA as well as several land parcels, for an aggregate purchase price of approximately $227.5 million, excluding costs incurred in conjunction with the acquisition of the properties and land parcels. Two of the 79 industrial properties acquired, comprising approximately .1 million square feet of GLA, were acquired from one of the Company's joint ventures for an aggregate purchase price of approximately $5.8 million, excluding costs incurred in conjunction with the acquisition of the properties. The Company also completed the development of seven industrial properties comprising approximately 1.1 million square feet of GLA at a cost of approximately $48.0 million.

During the year ended December 31, 2001, the Company sold 132 industrial properties comprising approximately 9.0 million square feet of GLA and several land parcels. Gross proceeds from these sales were approximately $386.9 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has committed to the construction of 45 development projects totaling approximately 5.1 million square feet of GLA for an estimated investment of approximately $232.6 million. Of this amount, approximately $56.9 million remains to be funded. These developments are expected to be funded with proceeds from the sale of select properties, cash flow from operations and borrowings under the Company's 2000 Unsecured Acquisition Facility. The Company expects to place in service all of these development projects during the next twelve months. There can be no assurance that the Company will place these projects in service during the next twelve months or that the actual completion cost will not exceed the estimated completion cost stated above.

In connection with the Company's periodic review of the carrying values of its properties and due to the continuing softness of the economy in certain of its markets and indications of current market values for comparable properties, the Company determined in the fourth quarter of 2001 that an impairment valuation in the amount of approximately $9.5 million should be recorded on certain properties located in the Columbus, Ohio; Des Moines, Iowa and Indianapolis, Indiana markets.

Real Estate Held for Sale

The Company plans on exiting the markets of Cleveland, Columbus, Dayton, Des Moines, Grand Rapids and Long Island and continually engages in identifying and evaluating its other real estate markets for potential sales candidates. However, due to the slowdown in the economy and, as a result, the impact the economy has had on the real estate market, the Company has decided not to actively market its properties in the exit markets of Cleveland, Columbus, Dayton and Grand Rapids at this time. The Company believes it would be able to obtain higher net sales proceeds at a later point in time. The Company plans on exiting the Cleveland, Columbus, Dayton and Grand Rapids markets when market values reflect what the Company believes is the appropriate value of such properties. In the fourth quarter of 2001, the Company reclassified these properties from held for sale to held for use. As these properties are no longer considered held for sale, the Company recaptured all past depreciation expense not recognized since June 30, 2000 (the date the Company considered these properties held for sale) in the amount of approximately $6.2 million. The Company also recorded a valuation provision of approximately $6.6 million on certain properties located in Columbus, Ohio and Des Moines, Iowa.

At December 31, 2001, the Company had 13 industrial properties comprising approximately 1.2 million square feet of GLA held for sale. Income from operations of the 13 industrial properties held for sale for the years ended December 31, 2001, 2000 and 1999 is approximately $2.7 million, $3.0 million and $2.5 million, respectively. Net carrying value of the industrial properties held for sale at December 31, 2001 is approximately $30.8 million. There can be no assurance that such properties held for sale will be sold.

Investments in Joint Ventures

On December 28, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "December 2001 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through a wholly-owned limited liability company of the Operating Partnership, owns a minority equity interest in the December 2001 Joint Venture and provides property management services to the December 2001 Joint Venture. As of December 31, 2001, the December 2001 Joint Venture had economic interests in seven industrial properties comprising approximately 1.4 million square feet of GLA. These properties were purchased from the Company. The Company deferred 15% of the gain resulting from these sales which is equal to the Company's economic interest in the December 2001 Joint Venture.

During the year ended December 31, 2001, the Company, through wholly-owned limited liability companies in which the Operating Partnership is the sole member, recognized, in the aggregate, approximately $2.4 million (net of the intercompany elimination) in acquisition, asset management and property management fees from three industrial real estate joint ventures. The Company, through wholly-owned limited liability companies in which the Operating Partnership is the sole member, invested approximately $6.0 million and received distributions of approximately $1.5 million from the three industrial real estate joint ventures. As of December 31, 2001, the three industrial real estate joint ventures owned or had economic interests in 136 industrial properties comprising approximately 6.8 million square feet of GLA.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Loans Payable

In March 2001, the Company purchased approximately $1.1 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.1 million of the 1995 Mortgage Loan. The terms of the legal defeasance require the Mortgage Partnership to use the gross proceeds from the maturities of the U.S. Government securities to paydown and subsequently retire the defeased portion of the 1995 Mortgage Loan in January 2003. The Company is carrying the defeased portion of the 1995 Mortgage Loan on its balance sheet until it pays down and retires the defeased portion of the 1995 Mortgage Loan in January 2003. Upon the execution of the legal defeasance, one of the 22 properties collateralizing the 1995 Mortgage Loan was released and subsequently sold.

On October 23, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $4.2 million (the "Acquisition Mortgage Loan I") in conjunction with the acquisition of a portfolio of properties. On May 31, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan I. Due to the retirement of the Acquisition Mortgage Loan I, the Company has recorded an extraordinary loss of approximately $.1 million due to a prepayment fee.

On December 9, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $8.0 million (the "Acquisition Mortgage Loan II") in conjunction with the acquisition of a portfolio of properties. On June 27, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan II. Due to the retirement of the Acquisition Mortgage Loan II, the Company has recorded an extraordinary loss of approximately $.9 million due to a prepayment fee.

On August 31, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $1.4 million (the "Acquisition Mortgage Loan VII"). On December 3, 2001, the Company paid off and retired the Acquisition Mortgage Loan VII with no prepayment fee.

Senior Unsecured Debt

On March 19, 2001, the Company, through the Operating Partnership, issued $200 million of senior unsecured debt which matures on March 15, 2011 and bears a coupon interest rate of 7.375% (the "2011 Notes"). The issue price of the 2011 Notes was 99.695%. Interest is paid semi-annually in arrears on September 15 and March 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 Notes prior to issuance. The Company designated this interest rate protection agreement as a cash flow hedge. The Company settled the interest rate protection agreement for approximately $.4 million of proceeds which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2011 Notes as an adjustment to interest expense. The 2011 Notes contain certain covenants including limitations on incurrence of debt and debt service coverage.

On March 31, 1998, the Company, through the Operating Partnership, issued $100 million of Dealer remarketable securities which were to mature on April 5, 2011 and bore a coupon interest rate of 6.50% (the "2011 Drs."). The issue price of the 2011 Drs. was 99.753%. The 2011 Drs. were callable at the option of J.P. Morgan, Inc., as Remarketing Dealer, on April 5, 2001. The Remarketing Dealer exercised their call option with respect to the 2011 Drs. On April 5, 2001, the Company repurchased and retired the 2011 Drs. from the Remarketing Dealer for approximately $105.6 million. In conjunction with the forecasted retirement of the 2011 Drs., the Company entered into an interest rate protection agreement which fixed the retirement price of the 2011 Drs. The Company designated this interest rate protection agreement as a cash flow hedge. On April 2, 2001, this interest rate protection agreement was settled for a payment of approximately $.6 million. Due to the retirement of the 2011 Drs., the Company has recorded an extraordinary loss of approximately $9.2 million comprised of the amount paid above the 2011 Drs. carrying value, the write-off of unamortized deferred financing fees, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the 2011 Drs. prior to issuance, the settlement of the interest rate protection agreement as discussed above, legal costs and other expenses.

Acquisition Facility Payable

In September 2001, the Company entered into two interest rate swap agreements (together, the "Interest Rate Swap Agreements") which fixed the interest rate on a portion of the Company's outstanding borrowings under the 2000 Unsecured Acquisition Facility. The Company designated both of these transactions as cash flow hedges. The first interest rate swap agreement has a notional value of $25.0 million, is effective from October 5, 2001 through October 5, 2002 and fixed the LIBOR rate at 2.5775%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The second interest rate swap agreement has a notional value of $25.0 million, is effective from October 5, 2001 through July 5, 2003 and fixed the LIBOR rate at 3.0775%. Any payments or receipts from the Interest Rate Swap Agreements will be treated as a component of interest expense. The Company anticipates that the Interest Rate Swap Agreements will be 100% effective and, as a result, the change in value of the Interest Rate Swap Agreements will be shown in other comprehensive income.

Preferred Stock

In 1995, the Company issued 1,650,000 shares of 9.5%, $ .01 par value, Series A Cumulative Preferred Stock (the "Series A Preferred Stock") at an initial offering price of $25 per share. On or after November 17, 2000, the Series A Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at $25 per share, or $41.3 million in the aggregate, plus dividends accrued and unpaid to the redemption date. On March 9, 2001, the Company called for the redemption of all of the outstanding Series A Preferred Stock at the price of $25 per share, plus accrued and unpaid dividends. The Company redeemed the Series A Preferred Stock on April 9, 2001 and paid a prorated second quarter dividend of $.05872 per share, totaling approximately $.1 million.

Market Risk

The following discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

This analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by the Company at December 31, 2001 that are sensitive to changes in the interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

At December 31, 2001, $1,186.0 million (approximately 90% of total debt at December 31, 2001) of the Company's debt was fixed rate debt (included in the fixed rate debt is $50.0 million of borrowings under the Company's 2000 Unsecured Acquisition Facility which the Company fixed the interest rate via the Interest Rate Swap Agreements) and $132.5 million (approximately 10% of total debt at December 31, 2001) of the Company's debt was variable rate debt. The Company also had outstanding a written put option (the "Written Option") which was issued in conjunction with the initial offering of one tranche of senior unsecured debt. Currently, the Company does not enter into financial instruments for trading or other speculative purposes.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not earnings or cash flows of the Company. Conversely, for variable rate debt, changes in the interest rate generally do not impact the fair value of the debt, but would affect the Company's future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on the Company until the Company is required to refinance such debt. See Note 5 to the consolidated financial statements for a discussion of the maturity dates of the Company's various fixed rate debt.

Based upon the amount of variable rate debt outstanding at December 31, 2001, a 10% increase or decrease in the interest rate on the Company's variable rate debt would decrease or increase, respectively, future net income and cash flows by approximately $.4 million per year. A 10% increase in interest rates would decrease the fair value of the fixed rate debt at December 31, 2001 by approximately $51.0 million, to $1,132.5 million. A 10% decrease in interest rates would increase the fair value of the fixed rate debt at December 31, 2001 by approximately $56.2 million, to $1,239.7 million. A 10% increase in interest rates would decrease the fair value of the Written Option at December 31, 2001 by approximately $1.9 million, to $4.4 million. A 10% decrease in interest rates would increase the fair value of the Written Option at December 31, 2001 by approximately $2.5 million, to $8.8 million.

Issuance of Restricted Stock and Employee Stock Options

During the year ended December 31, 2001, the Company awarded 94,450 shares of restricted common stock to certain employees and 3,699 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair

Management's Discussion and Analysis of Financial Condition and Results of Operations

value of approximately $3.1 million on the date of grant. The restricted common stock vests over periods from one to ten years. Compensation expense will be charged to earnings over the respective vesting periods.

During the year ended December 31, 2001, the Company issued 1,030,900 non-qualified employee stock options to certain officers, Directors and employees of the Company. These non-qualified employee stock options vest over periods from one to three years, have a strike price of $31.05 – $33.125 per share and expire ten years from the date of grant.

Common Stock

For the year ended December 31, 2001, certain employees of the Company exercised 717,836 non-qualified employee stock options. Gross proceeds to the Company were approximately $18.5 million.

Dividends/Distributions

On January 2, 2001 and April 2, 2001, the Company paid quarterly preferred stock dividends of $.59375 per share on its Series A Preferred Stock, $54.688 per share (equivalent to $.54688 per Depositary Share) on its 8¾%, $.01 par value, Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), $53.906 per share (equivalent to $.53906 per Depositary Share) on its 8⅝%, $.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), $49.687 per share (equivalent to $.49687 per Depositary Share) on its 7.95%, $.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock") and $49.375 per share (equivalent to $.49375 per Depositary Share) on its 7.90%, $.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"). The preferred stock dividends paid on January 2, 2001 and April 2, 2001 totaled, in the aggregate, approximately $8.2 million per quarter. On April 9, 2001, the Company paid a prorated second quarter dividend of $.05872 per share, totaling approximately $.1 million, on its Series A Preferred Stock. On July 2, 2001, October 1, 2001 and December 31, 2001, the Company paid quarterly preferred stock dividends of $54.688 per share (equivalent to $.54688 per Depositary Share) on its Series B Preferred Stock, $53.906 per share (equivalent to $.53906 per Depositary Share) on its Series C Preferred Stock, $49.687 per share (equivalent to $.49687 per Depositary Share) on its Series D Preferred Stock and $49.375 per share (equivalent to $.49375 per Depositary Share) on its Series E Preferred Stock. The preferred stock dividends paid on July 2, 2001, October 1, 2001 and December 31, 2001 totaled, in the aggregate, approximately $7.2 million per quarter.

On January 22, 2001, the Company and the Operating Partnership paid a fourth quarter 2000 distribution of $.6575 per common share/unit, totaling approximately $30.3 million. On April 23, 2001, the Company and the Operating Partnership paid a first quarter 2001 distribution of $.6575 per common share/unit, totaling approximately $30.5 million. On July 23, 2001, the Company and the Operating Partnership paid a second quarter 2001 distribution of $.6575 per common share/unit, totaling approximately $30.7 million. On October 22, 2001, the Company and the Operating Partnership paid a third quarter 2001 distribution of $.6575 per common share/unit, totaling approximately $30.7 million.

Treasury Stock

During the year ended December 31, 2001, the Company repurchased 1,003,300 shares of its common stock at a weighted average price of approximately $28.30 per share.

Subsequent Events

On January 22, 2002, the Company and the Operating Partnership paid a fourth quarter 2001 distribution of $.68 per common share/unit, totaling approximately $31.2 million.

In January 2002, the Company entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement has a notional value of $50.0 million, fixed the ten year treasury rate at 5.083% and settles on May 16, 2002.

In January 2002, the Company entered into an interest rate swap agreement which fixed the interest rate on a portion of the Company's outstanding borrowings on its 2000 Unsecured Acquisition Facility. The Company designated this transaction as a cash flow hedge. This interest rate swap agreement has a notional value of $25.0 million, is effective from February 4, 2002 through February 4, 2003 and fixed the LIBOR rate at 2.4975%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In February 2002, the Company entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement has a notional value of $50.0 million, fixed the ten year treasury rate at 4.999% and settles on May 16, 2002.

On March 8, 2002, the Company declared a first quarter 2002 distribution of $.68 per common share/unit on its common stock/units which is payable on April 22, 2002. The Company also declared first quarter 2002 dividends of $54.688 per share ($.54688 per Depositary share), $53.906 per share ($.53906 per Depositary share), $49.687 per share ($.49687 per Depositary share) and $49.375 per share ($.49375 per Depositary share) on its Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively, totaling, in the aggregate, approximately $7.2 million, which are payable on April 1, 2002.

From January 1, 2002 to March 1, 2002, the Company awarded 965 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $.1 million on the date of grant. The restricted common stock vests over ten years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2002 to March 1, 2002, the Company issued 870,600 non-qualified employee stock options to certain officers, Directors and employees of the Company. These non-qualified employee stock options vest over periods from one to three years, have a strike price of $30.53 per share and expire ten years from the date of grant.

From January 1, 2002 to March 1, 2002, the Company acquired 16 industrial properties for a total estimated investment of approximately $41.5 million. The Company also sold four industrial properties for approximately $7.2 million of gross proceeds.

Short-Term and Long-Term Liquidity Needs

The Company has considered its short-term (one year or less) liquidity needs and the adequacy of its estimated cash flow from operations and other expected liquidity sources to meet these needs. The Company believes that its principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements and the minimum distribution required to maintain the Company's REIT qualification under the Internal Revenue Code. The Company anticipates that these needs will be met with cash flows provided by operating activities.

The Company expects to meet long-term (greater than one year) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through the disposition of select assets, long-term unsecured indebtedness and the issuance of additional equity securities. As of December 31, 2001 and March 1, 2002, $589.2 million of common stock, preferred stock and depositary shares and $500.0 million of debt securities were registered and unissued under the Securities Act of 1933, as amended. The Company also may finance the development or acquisition of additional properties through borrowings under the 2000 Unsecured Acquisition Facility. At December 31, 2001, borrowings under the 2000 Unsecured Acquisition Facility bore interest at a weighted average interest rate of 3.19%. As of March 1, 2002, the Company had approximately $63.3 million available in additional borrowings under the 2000 Unsecured Acquisition Facility. The 2000 Unsecured Acquisition Facility bears interest at a floating rate of LIBOR plus .80% or the Prime Rate, at the Company's election.

Related Party Transactions

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of Michael W. Brennan, the President and Chief Executive Officer and a director of the Company, is an employee of CB Richard Ellis, Inc. For the year ended December 31, 2001, this relative received approximately $.02 million in brokerage commissions paid by the Company.

In January and February 2001, First Industrial Development Services, Inc. ("FRDS") purchased all of the voting and non-voting shares (a total of 25,790 shares) of FRDS held by Michael W. Brennan, President and Chief Executive Officer and a director of the Company; Michael J. Havala, Chief Financial Officer of the Company; Johannson L. Yap, Chief Investment Officer of the Company and Gary H. Heigl, former Chief Operating Officer of the Company, for approximately $1.3 million, in connection with FRDS' election to become a wholly owned taxable REIT subsidiary of the Company. At the time of the transaction, these executive officers had equity interests in FRDS totaling 2.76%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Environmental

The Company incurred environmental costs of approximately $.5 million and approximately $.2 million in 2001 and 2000, respectively. The Company estimates 2002 costs of approximately $.4 million. The Company estimates that the aggregate cost which needs to be expended in 2002 and beyond with regard to currently identified environmental issues will not exceed approximately $.6 million, a substantial amount of which will be the primary responsibility of the tenant, the seller to the Company or another responsible party. This estimate was determined by a third-party evaluation.

Inflation

For the last several years, inflation has not had a significant impact on the Company because of the relatively low inflation rates in the Company's markets of operation. Most of the Company's leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the outstanding leases expire within five years which may enable the Company to replace existing leases with new leases at higher base rentals if rents of existing leases are below the then-existing market rate.

Other

On January 1, 2001, the Company adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Hedging Activities–An Amendment of FAS Statement 133." FAS 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustment will affect either Other Comprehensive Income (Shareholders' Equity) or Net Income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. FAS 133, as amended, also requires that any gains or losses on derivative instruments that are reported independently as Deferred Gains or Losses (Assets or Liabilities) in the statement of financial position at the date of initial application shall be derecognized and reported as a cumulative transition adjustment in Other Comprehensive Income.

In conjunction with prior issuances of senior unsecured debt, the Company entered into interest rate protection agreements to fix the interest rate on anticipated offerings of unsecured debt. On January 1, 2001, the Company derecognized the deferred settlement amounts relating to these settled interest rate protection agreements and recorded in Other Comprehensive Income a cumulative transition adjustment expense of approximately $14.9 million.

On October 3, 2001, the FASB issued the Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long-lived assets. FAS 144 becomes effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not expect FAS 144 to have a material impact on its consolidated financial position, consolidated results of operations and consolidated cash flows.

The REIT Modernization Act, which was passed in 1999 and took effect on January 1, 2001, modifies certain provisions of the Internal Revenue Code of 1986, as amended, with respect to the taxation of REITs. Two key provisions of this tax law change may impact future Company operations: the availability of a taxable REIT subsidiary which may be wholly-owned directly by a REIT and a reduction in the required level of distributions by a REIT to 90% (95% prior to January 1, 2001) of ordinary taxable income. The Company converted its preferred stock subsidiary to a wholly-owned taxable REIT subsidiary in January 2001.

Report of Independent Accountants

To the Board of Directors and Stockholders of First Industrial Realty Trust, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 4, 2002

Consolidated Balance Sheets

(Dollars in thousands, except for per share data)

ASSETS	12/31/01	12/31/00
Investment in Real Estate:		
Land	$ 421,828	$ 397,624
Buildings and Improvements	2,137,666	1,989,034
Furniture, Fixtures and Equipment	1,258	1,437
Construction in Progress	154,175	52,715
Less: Accumulated Depreciation	(276,820)	(219,701)
Net Investment in Real Estate	2,438,107	2,221,109
Real Estate Held for Sale, Net of Accumulated Depreciation and Amortization of $4,033 at December 31, 2001 and $26,318 at December 31, 2000	30,750	236,422
Cash and Cash Equivalents	—	7,731
Restricted Cash	22,764	24,215
Tenant Accounts Receivable, Net	11,956	9,793
Investments in Joint Ventures	9,010	6,158
Deferred Rent Receivable	15,442	14,790
Deferred Financing Costs, Net	11,717	12,154
Prepaid Expenses and Other Assets, Net	81,654	86,121
Total Assets	$ 2,621,400	$ 2,618,493
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgage Loans Payable, Net	$ 87,459	$ 102,575
Senior Unsecured Debt, Net	1,048,491	948,781
Acquisition Facility Payable	182,500	170,000
Accounts Payable and Accrued Expenses	71,031	93,336
Rents Received in Advance and Security Deposits	26,684	20,104
Dividends/Distributions Payable	31,196	38,492
Total Liabilities	1,447,361	1,373,288
Minority Interest	178,442	186,833
Commitments and Contingencies	—	—
Stockholders' Equity:		
Preferred Stock ($.01 par value, 10,000,000 shares authorized, 40,000, 20,000, 50,000 and 30,000 shares of Series B, C, D and E Cumulative Preferred Stock, respectively, issued and outstanding at December 31, 2001 and December 31, 2000, having a liquidation preference of $2,500 per share ($100,000), $2,500 per share ($50,000), $2,500 per share ($125,000) and $2,500 per share ($75,000), respectively, and 1,650,000 shares of Series A Cumulative Preferred Stock issued and outstanding at December 31, 2000, having a liquidation preference of $25 per share ($ 41,250))	1	18
Common Stock ($.01 par value, 100,000,000 shares authorized, 40,302,287 and 39,238,386 shares issued and 38,904,687 and 38,844,086 outstanding at December 31, 2001 and 2000, respectively)	403	392
Additional Paid-in-Capital	1,197,877	1,205,435
Distributions in Excess of Accumulated Earnings	(143,958)	(126,962)
Unearned Value of Restricted Stock Grants	(6,247)	(8,812)
Accumulated Other Comprehensive Loss	(12,381)	—
Treasury Shares, at cost (1,397,600 shares at December 31, 2001 and 394,300 shares at December 31, 2000)	(40,098)	(11,699)
Total Stockholders' Equity	995,597	1,058,372
Total Liabilities and Stockholders' Equity	$ 2,621,400	$ 2,618,493

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations

(Dollars in thousands, except for per share data)

REVENUES	*Year Ended 12/31/01*	Year Ended 12/31/00	Year Ended 12/31/99
Rental Income	$ 292,896	$ 303,337	$ 295,938
Tenant Recoveries and Other Income	91,581	82,731	78,217
Total Revenues	384,477	386,068	374,155
EXPENSES			
Real Estate Taxes	59,400	59,446	56,573
Repairs and Maintenance	20,057	18,127	16,827
Property Management	13,365	13,738	10,875
Utilities	9,877	9,989	9,933
Insurance	2,223	1,437	832
Other	4,959	6,246	3,955
General and Administrative	18,609	17,129	13,259
Interest Expense	82,580	83,925	79,869
Amortization of Deferred Financing Costs	1,809	1,750	1,362
Depreciation and Other Amortization	76,266	66,989	68,412
Valuation Provision on Real Estate	9,500	2,900	—
Total Expenses	298,645	281,676	261,897
Income from Operations Before Equity in (Loss) Income of Joint Ventures and Income Allocated to Minority Interest	85,832	104,392	112,258
Equity in (Loss) Income of Joint Ventures	(791)	571	302
Income Allocated to Minority Interest	(16,715)	(16,395)	(17,609)
Income from Operations	68,326	88,568	94,951
Gain on Sale of Real Estate	64,347	29,296	29,797
Income Before Extraordinary Loss	132,673	117,864	124,748
Extraordinary Loss	(10,309)	—	—
Net Income	122,364	117,864	124,748
Less: Preferred Stock Dividends	(30,001)	(32,844)	(32,844)
Net Income Available to Common Stockholders	$ 92,363	$ 85,020	$ 91,904
Net Income Available to Common Stockholders Before Extraordinary Loss Per Weighted Average Common Share Outstanding:			
Basic	$ 2.57	$ 2.20	$ 2.42
Diluted	$ 2.56	$ 2.18	$ 2.41
Net Income Available to Common Stockholders Per Weighted Average Common Share Outstanding:			
Basic	$ 2.35	$ 2.20	$ 2.42
Diluted	$ 2.34	$ 2.18	$ 2.41
Net Income	$ 122,364	$ 117,864	$ 124,748
Other Comprehensive Income (Loss):			
Cumulative Transition Adjustment	(14,920)	—	—
Settlement of Interest Rate Protection Agreements	(191)	—	—
Mark-to-Market of Interest Rate Protection Agreements	(231)	—	—
Write-Off of Unamortized Interest Rate Protection Agreement Due to the Early Retirement of Debt	2,156	—	—
Amortization of Interest Rate Protection Agreements	805	—	—
Comprehensive Income	$ 109,983	$ 117,864	$ 124,748

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands, except for per share data)

	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
Preferred Stock – Beginning of Year	$ 18	$ 18	$ 18
Redemption of Series A Preferred Stock	(17)	—	—
Preferred Stock – End of Year	$ 1	$ 18	$ 18
Common Stock – Beginning of Year	$ 392	$ 382	$ 379
Net Proceeds from the Issuance of Common Stock	8	5	—
Issuance of Restricted Stock	1	3	1
Repurchase and Retirement of Restricted Stock	(1)	—	—
Conversion of Units to Common Stock	3	2	2
Common Stock – End of Year	$ 403	$ 392	$ 382
Additional Paid-In Capital – Beginning of Year	$ 1,205,435	$ 1,177,364	$ 1,171,896
Net Proceeds from the Issuance of Common Stock	18,886	12,764	845
Issuance of Restricted Stock	3,132	9,686	2,007
Repurchase and Retirement of Restricted Stock	(1,568)	(466)	—
Amortization of Stock Based Compensation	899	383	—
Redemption of Series A Preferred Stock	(36,701)	—	—
Conversion of Units to Common Stock	7,794	5,704	2,616
Additional Paid-In Capital – End of Year	$ 1,197,877	$ 1,205,435	$ 1,177,364
Distributions in Excess of Accumulated Earnings – Beginning of Year	$ (126,962)	$ (114,451)	$ (114,205)
Preferred Stock Dividends ($218.750 per Series B Preferred Share, $215.624 per Series C Preferred Share, $198.748 per Series D Preferred Share and $197.500 per Series E Preferred Share at December 31, 2001, 2000 and 1999, and $.652, $2.375 and $2.375 per Series A Preferred Share at December 31, 2001, 2000 and 1999 respectively)	(30,001)	(32,844)	(32,844)
Distributions ($2.6525, $2.5175 and $2.4200 per Share/Unit at December 31, 2001, 2000 and 1999 respectively)	(123,118)	(115,749)	(109,608)
Redemption of Series A Preferred Stock	(4,577)	—	—
Repurchase and Retirement of Restricted Stock	(375)	—	—
Net Income Before Minority Interest	139,079	134,259	142,357
Minority Interest:			
Allocation of Income	(16,715)	(16,395)	(17,609)
Distributions ($2.6525, $2.5175 and $2.4200 per Share/Unit at December 31,2001, 2000 and 1999, respectively)	18,711	18,218	17,458
Distributions in Excess of Accumulated Earnings – End of Year	$ (143,958)	$ (126,962)	$ (114,451)
Unearned Value of Restricted Stock Grants – Beginning of Year	$ (8,812)	$ (4,087)	$ (3,312)
Issuance of Restricted Stock	(3,133)	(9,689)	(2,008)
Amortization of Restricted Stock Grants	5,698	4,964	1,233
Unearned Value of Restricted Stock Grants – End of Year	$ (6,247)	$ (8,812)	$ (4,087)
Treasury Shares, at cost – Beginning of Year	$ (11,699)	$ —	$ —
Purchase of Treasury Shares	(28,399)	(11,699)	—
Treasury Shares, at cost – End of Year	$ (40,098)	$ (11,699)	$ —
Accumulated Other Comprehensive Income – Beginning of Year	$ —	$ —	$ —
Cumulative Transition Adjustment	(14,920)	—	—
Settlement of Interest Rate Protection Agreements	(191)	—	—
Mark-to-Market of Interest Rate Protection Agreements	(231)	—	—
Write-Off of Unamortized Interest Rate Protection Agreement Due to the Early Retirement of Debt	2,156	—	—
Amortization of Interest Rate Protection Agreements	805	—	—
Accumulated Other Comprehensive Income – End of Year	$ (12,381)	$ —	$ —
Total Stockholders' Equity at End of Year	$ 995,597	$ 1,058,372	$ 1,059,226

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES	***Year Ended 12/31/01***	Year Ended 12/31/00	Year Ended 12/31/99
Net Income	$ 122,364	$ 117,864	$ 124,748
Income Allocated to Minority Interest	16,715	16,395	17,609
Income Before Minority Interest	139,079	134,259	142,357
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	65,944	59,840	62,208
Amortization of Deferred Financing Costs	1,809	1,750	1,362
Other Amortization	15,465	10,703	6,272
Valuation Provision on Real Estate	9,500	2,900	—
Equity in Loss (Income) of Joint Ventures	791	(571)	(302)
Distributions from Joint Ventures	—	571	302
Gain on Sale of Real Estate	(64,347)	(29,296)	(29,797)
Extraordinary Loss	10,309	—	—
Increase in Tenant Accounts Receivable and Prepaid Expenses and Other Assets, Net	(20,438)	(23,658)	(7,959)
Increase in Deferred Rent Receivable	(3,499)	(1,474)	(4,062)
(Decrease) Increase in Accounts Payable and Accrued Expenses and Rents Received in Advance and Security Deposits	(6,070)	4,811	5,001
(Increase) Decrease in Restricted Cash	(1,452)	406	1,515
Net Cash Provided by Operating Activities	147,091	160,241	176,897
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of and Additions to Investment in Real Estate	(400,008)	(494,084)	(233,434)
Net Proceeds from Sales of Investment in Real Estate	352,975	407,849	217,853
Contributions to and Investments in Joint Venture	(6,025)	(37)	(2,522)
Distributions from Joint Ventures	1,524	287	572
Funding of Mortgage Loans Receivable	—	—	(739)
Repayment of Mortgage Loans Receivable	9,870	20,954	1,132
Decrease (Increase) in Restricted Cash	2,903	(22,269)	7,098
Net Cash Used in Investing Activities	(38,761)	(87,300)	(10,040)
CASH FLOWS FROM FINANCING ACTIVITIES			
Common Stock Underwriting Discounts/Offering Costs	—	—	(200)
Net Proceeds from the Issuance of Common Stock	18,521	12,478	732
Repurchase of Restricted Stock	(1,944)	(466)	—
Purchase of Treasury Shares	(28,399)	(11,699)	—
Purchase of U.S. Government Securities	(1,123)	(1,244)	—
Proceeds from Senior Unsecured Debt	199,390	—	—
Repayments of Senior Unsecured Debt	(100,000)	—	—
Redemption of Preferred Stock	(41,295)	—	—
Dividends/Distributions	(122,203)	(113,632)	(108,527)
Preferred Stock Dividends	(38,212)	(24,633)	(32,844)
Repayments on Mortgage Loans Payable	(15,042)	(2,300)	(3,459)
Proceeds from Acquisition Facilities Payable	398,300	290,200	156,600
Repayments on Acquisition Facilities Payable	(385,800)	(214,200)	(197,400)
Book Overdraft	10,709	—	—
Cost of Debt Issuance and Prepayment Fees	(8,963)	(2,323)	(973)
Net Cash Used in Financing Activities	(116,061)	(67,819)	(186,071)
Net (Decrease) Increase in Cash and Cash Equivalents	(7,731)	5,122	(19,214)
Cash and Cash Equivalents, Beginning of Period	7,731	2,609	21,823
Cash and Cash Equivalents, End of Period	$ —	$ 7,731	$ 2,609

The accompanying notes are an integral part of the financial statements.

Notes To Consolidated Financial Statements
(Dollars in thousands)

1. ORGANIZATION AND FORMATION OF COMPANY

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Code").

First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") began operations on July 1, 1994. The Company's operations are conducted primarily through First Industrial, L.P. (the "Operating Partnership") of which the Company is the sole general partner. The Company is the sole stockholder of First Industrial Finance Corporation, First Industrial Pennsylvania Corporation, First Industrial Harrisburg Corporation, First Industrial Securities Corporation, First Industrial Mortgage Corporation, First Industrial Indianapolis Corporation, FI Development Services Corporation and First Industrial Florida Finance Corporation, which are the sole general partners of First Industrial Financing Partnership, L.P. (the "Financing Partnership"), First Industrial Pennsylvania, L.P. (the "Pennsylvania Partnership"), First Industrial Harrisburg, L.P. (the "Harrisburg Partnership"), First Industrial Securities, L.P. (the "Securities Partnership"), First Industrial Mortgage Partnership, L.P. (the "Mortgage Partnership"), First Industrial Indianapolis, L.P. (the "Indianapolis Partnership"), FI Development Services, L.P. and TK-SV, LTD., respectively, and the Operating Partnership is the sole limited partner. The Operating Partnership is also the sole member of limited liability companies and the sole stockholder of First Industrial Development Services, Inc. The Company, through separate wholly-owned limited liability companies of which the Operating Partnership is the sole member, also owns minority equity interests in, and provides asset and property management services to, the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined).

As of December 31, 2001, the Company owned 918 in-service properties located in 24 states, containing an aggregate of approximately 64.0 million square feet (unaudited) of gross leasable area ("GLA"). Of the 918 properties owned by the Company, 753 are held by the Operating Partnership, 20 are held by the Financing Partnership, 21 are held by the Securities Partnership, 21 are held by the Mortgage Partnership, 31 are held by the Pennsylvania Partnership, six are held by the Harrisburg Partnership, six are held by the Indianapolis Partnership, one is held by TK-SV, LTD., 45 are held by limited liability companies of which the Operating Partnership is the sole member and 14 are held by First Industrial Development Services, Inc.

2. BASIS OF PRESENTATION

First Industrial Realty Trust, Inc. is the sole general partner of the Operating Partnership, with an approximate 84.8% ownership interest at December 31, 2001. Minority interest at December 31, 2001, represents the approximate 15.2% aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

The consolidated financial statements of the Company at December 31, 2001 and 2000 and for each of the years ended December 31, 2001, 2000 and 1999 include the accounts and operating results of the Company and its subsidiaries. Such financial statements present the Company's minority equity interests in the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined) under the equity method of accounting. All significant intercompany transactions have been eliminated in consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In order to conform with generally accepted accounting principles, management, in preparation of the Company's financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2001 and 2000, and the reported amounts of revenues and expenses for each of the years ended December 31, 2001, 2000 and 1999. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short maturity of these investments.

Investment in Real Estate and Depreciation

Purchase accounting has been applied when ownership interests in properties were acquired for cash. The historical cost basis of properties has been carried over when certain ownership interests were exchanged for Operating Partnership units on July 1, 1994 and purchase accounting has been used for all other properties that were subsequently acquired in exchange for Operating Partnership units.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Investment in Real Estate is carried at cost. The Company reviews its properties on a quarterly basis for impairment and provides a provision if impairments are determined. To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or event of circumstances warranting further assessment of recoverability. If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such properties. For properties management considers held for sale, the Company ceases depreciating the properties and values the properties at the lower of depreciated cost or fair value. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will classify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell.

Interest costs, real estate taxes and other directly related costs incurred during construction periods are capitalized and depreciated commencing with the date placed in service, on the same basis as the related assets. Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	31.5 to 40
Land Improvements	15
Furniture, Fixtures and Equipment	5 to 10

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the terms of each specific lease. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $5,945 and $4,358 at December 31, 2001 and 2000, respectively. Unamortized deferred financing fees are written-off when debt is retired before the maturity date.

Investments in Joint Ventures

Investments in Joint Ventures represents the Company's minority equity interests in the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined). The Company accounts for its Investments in Joint Ventures under the equity method of accounting. Under the equity method of accounting, the Company's share of earnings or losses of the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined) is reflected in income as earned and contributions or distributions increase or decrease, respectively, the Company's Investments in Joint Ventures as paid or received, respectively.

Revenue Recognition

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for taxes, insurance and other property operating expenses and is recognized as revenue in the same period the related expenses are incurred by the Company.

The Company provides an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $2,050 as of December 31, 2001 and December 31, 2000. For accounts receivable the Company deems uncollectible, the Company uses the direct write-off method.

Gain on Sale of Real Estate

Gain on sale of real estate is recognized using the full accrual method. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are removed from the accounts with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by the Company after completion of each sale are included in the determination of the gains on sales.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Income Taxes
The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, the Company generally is not subject to federal income taxation at the corporate level to the extent it distributes annually at least 90% of its REIT taxable income (95% prior to January 1, 2001), as defined in the Code, to its stockholders and satisfies certain other requirements. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

The Company and certain of its subsidiaries are subject to certain state and local income, excise and franchise taxes. The provision for such state and local taxes has been reflected in general and administrative expense in the consolidated statements of operations and has not been separately stated due to its insignificance.

For federal income tax purposes, the cash distributions paid to stockholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gains. Distributions paid for the year ended December 31, 2001, totaling approximately $104,407, are characterized 67.7% ($1.80 per share) as ordinary income, 6.1% ($.16 per share) as 20% rate capital gain, 5.7% ($.15 per share) as a 25% rate capital gain and 20.5% ($.54 per share) as return of capital. Distributions paid for the year ended December 31, 2000, totaling $97,531, are characterized 91.1% ($2.29 per share) as ordinary income and 8.9% ($.22 per share) as return of capital. Distributions paid for the year ended December 31, 1999 totaling $92,150 are characterized 88.3% ($2.14 per share) as ordinary income and 11.7% ($.28 per share) as return of capital.

Earnings Per Common Share
Net income per weighted average share, basic is based on the weighted average common shares outstanding. Net income per weighted average share, diluted is based on the weighted average common shares outstanding plus the effect of in-the-money employee stock options. See Note 10 for further disclosures.

Fair Value of Financial Instruments
The Company's financial instruments include short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable, other accrued expenses, mortgage loans payable, acquisition facility payable, senior unsecured debt and the Put Option (defined hereinafter) issued in conjunction with an initial offering of certain unsecured debt.

The fair values of the short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable and other accrued expenses were not materially different from their carrying or contract values due to the short term nature of these financial instruments. See Note 5 for the fair values of the mortgage loans payable, acquisition facility payable, senior unsecured debt and the Put Option (defined hereinafter) issued in conjunction with an initial offering of certain unsecured debt.

Derivative Financial Instruments
On January 1, 2001, the Company adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Hedging Activities – An Amendment of FAS Statement 133". FAS 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustment will affect either Other Comprehensive Income (Shareholders' Equity) or Net Income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. FAS 133, as amended, also requires that any gains or losses on derivative instruments that are reported independently as Deferred Gains or Losses (Assets or Liabilities) in the statement of financial position at the date of initial application shall be derecognized and reported as a cumulative transition adjustment in Other Comprehensive Income.

Historically, the Company has used interest rate protection agreements (the "Agreements") to fix the interest rate on anticipated offerings of senior unsecured debt, limit the interest rate on existing debt or convert floating rate debt to fixed rate debt. Receipts or payments that result from the settlement of Agreements used to fix the interest rate on anticipated offerings of senior unsecured debt are amortized over the life of the senior unsecured debt. Receipts or payments resulting from the Agreements that were used to limit the interest rate on existing debt are recognized as a component of interest expense. The cost basis of this type of instrument is amortized over the life of the instrument and is recognized in net income as well. Receipts or payments resulting from Agreements used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense.

(Dollars in thousands)

Agreements which qualify for hedge accounting are marked-to-market and any gain or loss is recognized in Other Comprehensive Income (Shareholders' Equity). Any Agreements which no longer qualify for hedge accounting are marked-to-market and any gain or loss is recognized in Net Income immediately. The credit risks associated with the Agreements are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of the Agreements, the Company's exposure is limited to the current value of the interest rate differential, not the notional amount, and the Company's carrying value of the Agreements on the balance sheet. See Note 5 for more information on the Agreements.

Segment Reporting

Management views the Company as a single segment.

Recent Accounting Pronouncements

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long-lived assets. FAS 144 becomes effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not expect FAS 144 to have a material impact on its consolidated financial position, consolidated results of operations and consolidated cash flows.

The REIT Modernization Act, which was passed in 1999 and took effect on January 1, 2001, modifies certain provisions of the Internal Revenue Code of 1986, as amended, with respect to the taxation of REITs. Two key provisions of this tax law change may impact future Company operations: the availability of a taxable REIT subsidiary which may be wholly-owned directly by a REIT and a reduction in the required level of distributions by a REIT to 90% of ordinary taxable income. The Company converted its preferred stock subsidiary to a wholly-owned taxable REIT subsidiary in January 2001.

Reclassification

Certain 2000 and 1999 items have been reclassified to conform to the 2001 presentation.

4. INVESTMENTS IN JOINT VENTURES

On September 28, 1998, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "September 1998 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a minority equity interest in the September 1998 Joint Venture and provides property and asset management services to the September 1998 Joint Venture. On or after October 2000, under certain circumstances, the Company has the right of purchasing all of the properties owned by the September 1998 Joint Venture at a price to be determined in the future. The Company has not exercised this right. The Company recognized approximately $1,787, $2,199 and $2,315 (net of the intercompany elimination) in acquisition, asset management and property management fees in 2001, 2000 and 1999 respectively, from the September 1998 Joint Venture. For the year ended December 31, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, received distributions of approximately $1,167 from the September 1998 Joint Venture. For the year ended December 31, 2000, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, invested approximately $4 and received distributions of approximately $796 from the September 1998 Joint Venture. The Company accounts for the September 1998 Joint Venture under the equity method of accounting. As of December 31, 2001 the September 1998 Joint Venture owned 93 industrial properties comprising approximately 4.4 million square feet (unaudited) of GLA.

On September 2, 1999, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into another joint venture arrangement (the "September 1999 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a minority equity interest in the September 1999 Joint Venture and provides property and asset management services to the September 1999 Joint Venture. On or after September 2001, under certain circumstances, the Company has the right of purchasing all of the properties owned by the September 1999 Joint Venture at a price to be determined in the future. The Company has not exercised this right. The Company recognized approximately $590, $557 and $993 (net of the intercompany elimination) in acquisition, asset management and property management fees in 2001, 2000 and 1999, respectively, from the September 1999 Joint Venture. For the year ended December 31, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, received distributions of approximately $357 from the

Notes To Consolidated Financial Statements
(Dollars in thousands)

September 1999 Joint Venture. For the year ended December 31, 2000, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, invested approximately $33 and received distributions of approximately $62 in the September 1999 Joint Venture. The Company accounts for the September 1999 Joint Venture under the equity method of accounting. As of December 31, 2001 the September 1999 Joint Venture owned 36 industrial properties comprising approximately 1.0 million square feet (unaudited) of GLA.

On December 28, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "December 2001 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a minority equity interest in the December 2001 Joint Venture and provides property management services to the December 2001 Joint Venture. For the year ended December 31, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, invested approximately $6,025 in the December 2001 Joint Venture. The Company accounts for the December 2001 Joint Venture under the equity method of accounting. As of December 31, 2001 the December 2001 Joint Venture had economic interests in seven industrial properties comprising approximately 1.4 million square feet (unaudited) of GLA. These properties were purchased from the Company. The Company deferred 15% of the gain resulting from these sales which is equal to the Company's economic interest in the December 2001 Joint Venture.

5. MORTGAGE LOANS PAYABLE, NET, SENIOR UNSECURED DEBT, NET AND ACQUISITION FACILITIES PAYABLE

Mortgage Loans Payable, Net

On December 29, 1995 the Mortgage Partnership borrowed $40,200 under a mortgage loan (the "1995 Mortgage Loan"). In June 2000, the Mortgage Partnership purchased approximately $1.2 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.2 million of the 1995 Mortgage Loan. In March 2001, the Company purchased approximately $1.1 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.1 million of the 1995 Mortgage Loan. The terms of these legal defeasances require the Mortgage Partnership to use the gross proceeds from the maturities of the U.S. Government securities to paydown and subsequently retire the defeased portion of the 1995 Mortgage Loan in January 2003. Upon the execution of these legal defeasances, two properties collateralizing the 1995 Mortgage Loan were released and subsequently sold. The Company is carrying the defeased portions of the 1995 Mortgage Loan on its balance sheet until it pays down and retires the defeased portions of the 1995 Mortgage Loan in January 2003. The remaining portion of the 1995 Mortgage Loan matures on January 11, 2026. The 1995 Mortgage Loan provides for monthly principal and interest payments based on a 28-year amortization schedule. The interest rate under the 1995 Mortgage Loan is fixed at 7.22% per annum through January 11, 2003. After January 11, 2003, the interest rate adjusts through a predetermined formula based on the applicable Treasury rate. The 1995 Mortgage Loan is collateralized by 21 properties held by the Mortgage Partnership. The 1995 Mortgage Loan may be prepaid on or after January 2003.

Under the terms of the 1995 Mortgage Loan, certain cash reserves are required to be and have been set aside for payments of tenant security deposit refunds, payments of capital expenditures, interest, real estate taxes, insurance and re-leasing costs. The amount of cash reserves segregated for security deposits is adjusted as tenants turn over. The amount included in the cash reserves relating to payments of capital expenditures, interest, real estate taxes and insurance is determined by the lender and approximate the next periodic payment of such items. The amount included in the cash reserves relating to re-leasing costs resulted from a deposit of a lease termination fee that will be used to cover costs of re-leasing that space. At December 31, 2001 and 2000, these reserves totaled $2,640 and $1,186, respectively, and are included in Restricted Cash. Such cash reserves were invested in a money market fund at December 31, 2001. The maturity of these investments is one day; accordingly, cost approximates fair value.

On March 20, 1996, the Company, through the Operating Partnership and the Indianapolis Partnership, entered into a $36,750 mortgage loan (the "CIGNA Loan") that is collateralized by seven properties in Indianapolis, Indiana and three properties in Cincinnati, Ohio. The CIGNA Loan bears interest at a fixed interest rate of 7.50% and provides for monthly principal and interest payments based on a 25-year amortization schedule. The CIGNA Loan matures on April 1, 2003. The CIGNA Loan may be prepaid only after April 1999 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

Notes To Consolidated Financial Statements
(Dollars in thousands)

On March 20, 1996, the Company, through the Operating Partnership, assumed a $6,424 mortgage loan and a $2,993 mortgage loan (together, the "Assumed Loans") that are collateralized by 12 properties in Indianapolis, Indiana and one property in Indianapolis, Indiana, respectively. The Assumed Loans bear interest at a fixed rate of 9.25% and provide for monthly principal and interest payments based on a 16.75-year amortization schedule. The Assumed Loans mature on January 1, 2013. The Assumed Loans may be prepaid only after December 1999 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On January 31, 1997, the Company, through the Operating Partnership, assumed a loan in the amount of $705 (the "LB Loan II"). The LB Loan II was interest free until February, 1998, at which time the LB Loan II bears interest at 8.00% and provides for interest only payments prior to maturity. The LB Loan II matures 180 days after the completion of a contingent event relating to the environmental status of the property collateralizing the loan.

On October 23, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $4,153 (the "Acquisition Mortgage Loan I"). The Acquisition Mortgage Loan I was collateralized by a property in Bensenville, Illinois, bore interest at a fixed rate of 8.50% and provided for monthly principal and interest payments based on a 15-year amortization schedule. On May 31, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan I. Due to the retirement of the Acquisition Mortgage Loan I, the Company has recorded an extraordinary loss of approximately $128 due to a prepayment fee.

On December 9, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $7,997 (the "Acquisition Mortgage Loan II"). The Acquisition Mortgage Loan II was collateralized by ten properties in St. Charles, Louisiana, bore interest at a fixed rate of 7.75% and provided for monthly principal and interest payments based on a 22-year amortization schedule. On June 27, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan II. Due to the retirement of the Acquisition Mortgage Loan II, the Company has recorded an extraordinary loss of approximately $936 due to a prepayment fee.

On December 23, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $3,598 (the "Acquisition Mortgage Loan III"). The Acquisition Mortgage Loan III is collateralized by two properties in Houston, Texas, bears interest at a fixed interest rate of 8.875% and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan III matures on June 1, 2003. The Acquisition Mortgage Loan III may be prepaid only after June 1998 in exchange for the greater of a 2% prepayment fee or a yield maintenance premium.

On April 16, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $2,525 (the "Acquisition Mortgage Loan IV"). The Acquisition Mortgage Loan IV is collateralized by one property in Baltimore, Maryland, bears interest at a fixed rate of 8.95% and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan IV matures on October 1, 2006. The Acquisition Mortgage Loan IV may be prepaid only after October 2001 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On July 16, 1998, the Company, through TK-SV, LTD., assumed a mortgage loan in the principal amount of $2,566 (the "Acquisition Mortgage Loan V"). The Acquisition Mortgage Loan V is collateralized by one property in Tampa, Florida, bears interest at a fixed rate of 9.01% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan V matures on September 1, 2006. The Acquisition Mortgage Loan V may be prepaid only after August 2002 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On August 31, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $965 (the "Acquisition Mortgage Loan VI"). The Acquisition Mortgage Loan VI is collateralized by one property in Portland, Oregon, bears interest at a fixed rate of 8.875% and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan VI matures on November 1, 2006. The Acquisition Mortgage Loan VI may be prepaid only after September 2001 in exchange for a 3% prepayment fee.

On August 31, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $1,367 (the "Acquisition Mortgage Loan VII"). The Acquisition Mortgage Loan VII was collateralized by one property in Milwaukee, Oregon, bore interest at a fixed rate of 9.75% and provided for monthly principal and interest payments based on a 25-year amortization schedule. On December 3, 2001, the Company paid off and retired the Acquisition Mortgage Loan VII with no prepayment fee.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Senior Unsecured Debt, Net

On May 13, 1997, the Company, through the Operating Partnership, issued $150,000 of senior unsecured debt which matures on May 15, 2007 and bears a coupon interest rate of 7.60% (the "2007 Notes"). The issue price of the 2007 Notes was 99.965%. Interest is paid semi-annually in arrears on May 15 and November 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2007 Notes prior to issuance. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2007 Notes as an adjustment to the interest expense. The 2007 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On May 13, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on May 15, 2027, and bears a coupon interest rate of 7.15% (the "2027 Notes"). The issue price of the 2027 Notes was 99.854%. The 2027 Notes are redeemable, at the option of the holders thereof, on May 15, 2002. Interest is paid semi-annually in arrears on May 15 and November 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2027 Notes prior to issuance. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2027 Notes as an adjustment to interest expense. The 2027 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On May 22, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on May 15, 2011 and bears a coupon interest rate of 7.375% (the "2011 PATS"). The issue price of the 2011 PATS was 99.348%. Interest is paid semi-annually in arrears on May 15 and November 15. The 2011 PATS are redeemable, at the option of the holder thereof, on May 15, 2004 (the "Put Option"). The Company received approximately $1,781 of proceeds from the holder for the Put Option. The Company amortizes the Put Option amount over the life of the Put Option as an adjustment to interest expense. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 PATS prior to issuance. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2011 PATS as an adjustment to interest expense. The 2011 PATS contain certain covenants including limitation on incurrence of debt and debt service coverage.

On November 20, 1997, the Company, through the Operating Partnership, issued $50,000 of senior unsecured debt which matures on November 21, 2005 and bears a coupon interest rate of 6.90% (the "2005 Notes"). The issue price of the 2005 Notes was 100%. Interest is paid semi-annually in arrears on May 21 and November 21. The 2005 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On December 8, 1997, the Company, through the Operating Partnership, issued $150,000 of senior unsecured debt which matures on December 1, 2006 and bears a coupon interest rate of 7.00% (the "2006 Notes"). The issue price of the 2006 Notes was 100%. Interest is paid semi-annually in arrears on June 1 and December 1. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2006 Notes prior to issuance. The settlement amount of the interest rate protection agreement is being amortized over the life of the 2006 Notes as an adjustment to interest expense. The 2006 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On December 8, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on December 1, 2017 and bears a coupon interest rate of 7.50% (the "2017 Notes"). The issue price of the 2017 Notes was 99.808%. Interest is paid semi-annually in arrears on June 1 and December 1. The Operating Partnership is amortizing the debt issue discount over the life of the 2017 Notes as an adjustment to interest expense. The 2017 Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of the principal amount of the 2017 Notes being redeemed plus accrued interest thereon to the redemption date and any make-whole amount, as defined in the Prospectus Supplement relating to the 2017 Notes. The 2017 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On March 31, 1998, the Company, through the Operating Partnership, issued $100,000 of Dealer remarketable securities which were to mature on April 5, 2011 and bore a coupon interest rate of 6.50% (the "2011 Drs."). The issue price of the 2011 Drs. was 99.753%. The 2011 Drs. were callable at the option of J.P. Morgan, Inc., as Remarketing Dealer, on April 5, 2001. The Remarketing Dealer exercised their call option with respect to the 2011 Drs. On April 5, 2001, the Company repurchased and retired the 2011 Drs. from the Remarketing Dealer for approximately $105,565. In conjunction with the forecasted retirement of the 2011 Drs., the Company entered into an interest rate protection

Notes To Consolidated Financial Statements
(Dollars in thousands)

agreement which fixed the retirement price of the 2011 Drs. which it designated as a cash flow hedge. On April 2, 2001, this interest rate protection agreement was settled for a payment of approximately $562. Due to the retirement of the 2011 Drs., the Company has recorded an extraordinary loss of approximately $9,245 comprised of the amount paid above the 2011 Drs. carrying value, the write-off of unamortized deferred financing fees, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the 2011 Drs. prior to issuance, the settlement of the interest rate protection agreement as discussed above, legal costs and other expenses.

On July 14, 1998, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on July 15, 2028 and bears a coupon interest rate of 7.60% (the "2028 Notes"). The issue price of the 2028 Notes was 99.882%. Interest is paid semi-annually in arrears on January 15 and July 15. The Company also settled interest rate protection agreements, in the notional amount of $150,000, which were used to fix the interest rate on the 2028 Notes prior to issuance. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2028 Notes as an adjustment to interest expense. The 2028 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage. Approximately $50,000 of the 2028 Notes was purchased, through a broker/dealer, by an entity in which a Director of the Company owns greater than a ten percent interest.

On March 19, 2001, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on March 15, 2011 and bears a coupon interest rate of 7.375% (the "2011 Notes"). The issue price of the 2011 Notes was 99.695%. Interest is paid semi-annually in arrears on September 15 and March 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 Notes prior to issuance, which it designated as a cash flow hedge. The Company settled the interest rate protection agreement for approximately $371 of proceeds which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2011 Notes as an adjustment to interest expense. The 2011 Notes contain certain covenants including limitations on incurrence of debt and debt service coverage.

Acquisition Facilities

In December 1997, the Company entered into a $300,000 unsecured revolving credit facility (the "1997 Unsecured Acquisition Facility") which bore interest at LIBOR plus .80% or a "Corporate Base Rate" at the Company's election, and provided for interest only payments until maturity. In June 2000, the Company amended the 1997 Unsecured Acquisition Facility which extended the maturity date to June 30, 2003 and includes the right, subject to certain conditions, to increase the aggregate commitment up to $400,000 (the "2000 Unsecured Acquisition Facility"). The Company may borrow under the 2000 Unsecured Acquisition Facility to finance the acquisition and development of additional properties and for other corporate purposes, including to obtain additional working capital. The 2000 Unsecured Acquisition Facility contains certain financial covenants relating to debt service coverage, market value net worth, dividend payout ratio and total funded indebtedness.

In September 2001, the Company entered into two interest rate swap agreements (together, the "Interest Rate Swap Agreements") which fixed the interest rate on a portion of the Company's outstanding borrowings on its 2000 Unsecured Acquisition Facility. The Company designated both of these transactions as cash flow hedges. The first interest rate swap agreement has a notional value of $25,000, is effective from October 5, 2001 through October 5, 2002 and fixed the LIBOR rate at 2.5775%. The second interest rate swap agreement has a notional value of $25,000 and is effective from October 5, 2001 through July 5, 2003 and fixed the LIBOR rate at 3.0775%. Any payments or receipts from the Interest Rate Swap Agreements will be treated as a component of interest expense. The Company anticipates that the Interest Rate Swap Agreements will be 100% effective and, as a result, the change in value will be shown in other comprehensive income. At December 31, 2001, the Interest Rate Swap Agreements were valued at ($231).

Notes To Consolidated Financial Statements

(Dollars in thousands)

The following table discloses certain information regarding the Company's mortgage loans, senior unsecured debt and acquisition facility payable:

	Outstanding Balance at		*Accrued Interest Payable at*		*Interest Rate at*	
MORTGAGE LOANS PAYABLE, NET	***12/31/01***	12/31/00	***12/31/01***	12/31/00	***12/31/01***	*Maturity Date*
1995 Mortgage Loan	$ 38,063 *(1)*	$ 38,604	$ 160	$ 163	7.220%	1/11/26 *(1)*
CIGNA Loan	33,214	33,952	207	212	7.500%	4/01/03
Assumed Loans	6,538	7,995	—	—	9.250%	1/01/13
LB Loan II	705	705	24	5	8.000%	— *(2)*
Acquisition Mortgage Loan I	—	3,294	—	—	8.500%	8/01/08 *(7)*
Acquisition Mortgage Loan II	—	7,432	—	—	7.750%	4/01/06 *(7)*
Acquisition Mortgage Loan III	3,065	3,214	—	—	8.875%	6/01/03
Acquisition Mortgage Loan IV	2,286	2,364	—	17	8.950%	10/01/06
Acquisition Mortgage Loan V	2,665 *(3)*	2,729 *(3)*	—	—	9.010%	9/01/06
Acquisition Mortgage Loan VI	923 *(3)*	957 *(3)*	7	—	8.875%	11/01/06
Acquisition Mortgage Loan VII	—	1,329 *(3)*	—	—	9.750%	3/15/02 *(7)*
Total	$ 87,459	$ 102,575	$ 398	$ 397		
SENIOR UNSECURED DEBT, NET						
2005 Notes	$ 50,000	$ 50,000	$ 383	$ 383	6.900%	11/21/05
2006 Notes	150,000	150,000	875	875	7.000%	12/01/06
2007 Notes	149,972 *(4)*	149,966 *(4)*	1,457	1,457	7.600%	5/15/07
2011 PATS	99,563 *(4)*	99,517 *(4)*	942	942	7.375%	5/15/11 *(5)*
2017 Notes	99,847 *(4)*	99,838 *(4)*	625	625	7.500%	12/01/17
2027 Notes	99,877 *(4)*	99,872 *(4)*	914	914	7.150%	5/15/27 *(6)*
2028 Notes	199,791 *(4)*	199,783 *(4)*	7,009	7,009	7.600%	7/15/28
2011 Drs.	—	99,805 *(4)*	—	1,553	6.500%	4/05/11 *(7)*
2011 Notes	199,441 *(4)*	—	4,343	—	7.375%	3/15/11
Total	$1,048,491	$ 948,781	$ 16,548	$ 13,758		
ACQUISITION FACILITY PAYABLE						
2000 Unsecured Acquisition Facility	$ 182,500	$ 170,000	$ 571	$ 1,359	3.19% *(8)*	6/30/03

(1) Approximately $2.2 million of this loan has been defeased and will be paid in full in January 2003.

(2) The maturity date of the LB Loan II is based on a contingent event relating to the environmental status of the property collateralizing the loan.

(3) At December 31, 2001, the Acquisition Mortgage Loan V and the Acquisition Mortgage Loan VI are net of unamortized premiums of $180 and $41, respectively. At December 31, 2000, the Acquisition Mortgage Loan V, the Acquisition Mortgage Loan VI and the Acquisition Mortgage Loan VII are net of unamortized premiums of $219, $49 and $35, respectively.

(4) At December 31, 2001, the 2007 Notes, 2011 PATS, 2017 Notes, 2027 Notes, 2028 Notes and the 2011 Notes are net of unamortized discounts of $28, $437, $153, $123, $209 and $559, respectively. At December 31, 2000, the 2007 Notes, 2011 PATS, 2017 Notes, 2027 Notes, 2028 Notes and the 2011 Drs. are net of unamortized discounts of $34, $483, $162, $128, $217 and $195, respectively

(5) The 2011 PATS are redeemable at the option of the holder thereof, on May 15, 2004.

(6) The 2027 Notes are redeemable at the option of the holders thereof, on May 15, 2002.

(7) The Company paid off and retired the 2011 Drs. on April 5, 2001, the Acquisition Mortgage Loan I on May 31, 2001, the Acquisition Mortgage Loan II on June 27, 2001 and the Acquisition Mortgage Loan VII on December 3, 2001.

(8) Interest rate includes the impact of fixing $50,000 of borrowings under the 2000 Unsecured Acquisition Facility via the Interest Rate Swap Agreements.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Fair Value

At December 31, 2001 and 2000, the fair value of the Company's mortgage loans payable, senior unsecured debt, acquisition facility payable and Put Option, as well as the fair value of the Company's Call Option at December 31, 2000 were as follows:

	12/31/01		12/31/00	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage Loans Payable	$ 87,459	$ 91,280	$ 102,575	$ 104,088
Senior Unsecured Debt	1,048,491	1,041,955	948,781	918,865
Acquisition Facility Payable (Variable Rate)	132,500	132,500	170,000	170,000
Acquisition Facility Payable (Fixed Rate)	50,000	50,231	—	—
Put Option and Call Option (2000 Only)	604	6,290	1,089	12,150
Total	$ 1,319,054	$ 1,322,256	$ 1,222,445	$ 1,205,103

The fair value of the Company's mortgage loans payable, the fixed rate portion of the acquisition facility, Put Option and Call Option were determined by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the variable rate portion of the acquisition facility payable was not materially different than its carrying value due to the variable interest rate nature of the loan. The fair value of the senior unsecured debt was determined by quoted market prices.

Other Comprehensive Income

In conjunction with the prior issuances of senior unsecured debt, the Company entered into interest rate protection agreements to fix the interest rate on anticipated offerings of senior unsecured debt (the "Interest Rate Protection Agreements"). For Interest Rate Protection Agreements settled prior to 2001, the Company derecognized the unamortized settlement amounts and recorded a cumulative transition adjustment in Other Comprehensive Income in the amount of $14,920 on January 1, 2001. For Interest Rate Protection Agreements settled after December 31, 2000, the Company recognized the settlement amounts as Other Comprehensive Income. In the next 12 months, the Company will amortize approximately $227 of the Interest Rate Protection Agreements into Net Income as an increase to interest expense.

The following is a roll forward of the accumulated other comprehensive loss balance relating to the Company's derivative transactions:

Balance at December 31, 2000	$ —
Cumulative Transition Adjustment	(14,920)
Settlement of Interest Rate Protection Agreements	(191)
Mark-to-Market of Interest Rate Protection Agreements	(231)
Write-off of Unamortized Interest Rate Protection Agreement Due to the Early Retirement of Debt	2,156
Amortization of Interest Rate Protection Agreements	805
Balance at December 31, 2001	$ (12,381)

The following is a schedule of the stated maturities and scheduled principal payments of the mortgage loans, senior unsecured debt and acquisition facility payable for the next five years ending December 31, and thereafter:

	Amount
2002	$ 2,202
2003	221,348
2004	1,418
2005	51,548
2006	156,510
Thereafter	886,007
Total	$1,319,033

The maturity date of the LB Loan II is based on a contingent event. As a result, the LB Loan II is not included in the preceding table.

Notes To Consolidated Financial Statements
(Dollars in thousands)

6. STOCKHOLDERS' EQUITY

Preferred Stock

In 1995, the Company issued 1,650,000 shares of 9.5%, $ .01 par value, Series A Cumulative Preferred Stock (the "Series A Preferred Stock") at an initial offering price of $25 per share. On or after November 17, 2000, the Series A Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at $25 per share, or $41,250 in the aggregate, plus dividends accrued and unpaid to the redemption date. On March 9, 2001, the Company called for the redemption of all of the outstanding Series A Preferred Stock at the price of $25 per share, plus accrued and unpaid dividends. The Company redeemed the Series A Preferred Stock on April 9, 2001 and paid a prorated second quarter dividend of $.05872 per share, totaling approximately $97.

On May 14, 1997, the Company issued 4,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8¾%, $.01 par value, Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series B Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series B Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock (hereinafter defined), Series D Preferred Stock (hereinafter defined) and Series E Preferred Stock (hereinafter defined). The Series B Preferred Stock is not redeemable prior to May 14, 2002. On or after May 14, 2002, the Series B Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $100,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series B Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On June 6, 1997, the Company issued 2,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8⅝%, $.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series C Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series C Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series B Preferred Stock, Series D Preferred Stock (hereinafter defined) and Series E Preferred Stock (hereinafter defined). The Series C Preferred Stock is not redeemable prior to June 6, 2007. On or after June 6, 2007, the Series C Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series C Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On February 4, 1998, the Company issued 5,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.95%, $.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series D Preferred Stock represented by the Depositary Shares are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the dividends and amounts upon liquidation, dissolution or winding up, the Series D Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series B Preferred Stock, Series C Preferred Stock and Series E Preferred Stock (hereinafter defined). The Series D Preferred Stock is not redeemable prior to February 4, 2003. On or after February 4, 2003, the Series D Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $125,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series D Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On March 18, 1998, the Company issued 3,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.90%, $.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series E Preferred Stock represented by the Depositary Shares are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series E Preferred Stock ranks senior to payments on the Company's Common Stock and pari

Notes To Consolidated Financial Statements
(Dollars in thousands)

passu with the Company's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock. The Series E Preferred Stock is not redeemable prior to March 18, 2003. On or after March 18, 2003, the Series E Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $75,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series E Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

The following table summarizes certain information regarding the Company's preferred stock:

	Stated Value at		Initial Dividend	Optional Redemption
	12/31/01	12/31/00	Rate	Date
Series A Preferred Stock	$ —(1)	$ 41,250	9.500%	(1)
Series B Preferred Stock	100,000	100,000	8.750%	5/14/02
Series C Preferred Stock	50,000	50,000	8.625%	6/06/07
Series D Preferred Stock	125,000	125,000	7.950%	2/04/03
Series E Preferred Stock	75,000	75,000	7.900%	3/18/03
Total	$ 350,000	$ 391,250		

(1) The Company redeemed the Series A Preferred Stock on April 9, 2001.

Non-Qualified Employee Stock Options

For the year ended December 31, 2001 certain employees of the Company exercised 717,836 non-qualified employee stock options. Gross proceeds to the Company were approximately $18,512.

For the year ended December 31, 2000 certain employees of the Company exercised 518,550 non-qualified employee stock options. Gross proceeds to the Company were approximately $12,478.

For the year ended December 31, 1999 certain employees of the Company exercised 33,000 non-qualified employee stock options. Gross proceeds to the Company were approximately $732.

Treasury Stock

In March 2000, the Company's Board of Directors approved the repurchase of up to $100,000 of the Company's common stock. The Company may make purchases from time to time, if price levels warrant, in the open market or in privately negotiated transactions. During the year ended December 31, 2001, the Company repurchased 1,003,300 shares of its common stock at a weighted average price of approximately $28.30 per share. During the year ended December 31, 2000, the Company repurchased 394,300 shares of its common stock at a weighted average price of approximately $29.67 per share.

Shareholders' Rights Plan

On September 4, 1997, the Board of Directors of the Company declared a dividend distribution of one Preferred Share Purchase Right ("Right") for each outstanding share of Common Stock. The dividend distribution was made on October 20, 1997 to stockholders of record as of the close of business on October 19, 1997. In addition, a Right will attach to each share of Common Stock issued in the future. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the "Junior Preferred Stock"), at a price of $125 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Rights become exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires, or obtains the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 15% or more of the voting power of the outstanding shares of Voting Stock, or if an Acquiring Person commences or makes an announcement of an intention to commence a tender offer or exchange offer to acquire beneficial ownership of Voting Stock that have 15% or more of the voting power of the outstanding shares of Voting Stock. The Rights will expire on October 19, 2007, unless redeemed earlier by the Company at $.001 per Right, or exchanged by the Company at an exchange ratio of one share of Common Stock per Right.

Notes To Consolidated Financial Statements
(Dollars in thousands)

In the event that a person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, is entitled to receive, upon exercise, (1) Common Stock having a value equal to two times the Purchase Price of the Right or (2) common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

The Junior Preferred Stock ranks junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Junior Preferred Stock has a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared on the Common Stock, subject to certain adjustments. In the event of liquidation, the holder of the Junior Preferred Stock is entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments.

Dividends/Distributions

The following table summarizes dividends/distributions for the past two years:

	Year Ended 2001		*Year Ended 2000*	
	Dividend/ Distribution per Share/Unit	*Total Dividend/ Distribution*	*Dividend/ Distribution per Share/Unit*	*Total Dividend/ Distribution*
Common Stock/Operating Partnership Units	$ 2.65250	$ 123,118	$ 2.51750	$ 115,747
Series A Preferred Stock	.65247	1,077	2.37500	3,920
Series B Preferred Stock	218.75000	8,752	218.75000	8,752
Series C Preferred Stock	215.62400	4,312	215.62400	4,312
Series D Preferred Stock	198.74800	9,936	198.74800	9,936
Series E Preferred Stock	197.50000	5,920	197.50000	5,920

7. ACQUISITION AND DEVELOPMENT OF REAL ESTATE

In 2001, the Company acquired 79 in-service industrial properties comprising, in the aggregate, approximately 4.4 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $227,514. Two of the 79 industrial properties acquired, comprising approximately .1 million square feet (unaudited) of GLA, were acquired from the September 1998 Joint Venture for an aggregate purchase price of approximately $5,845. The Company also completed the development of seven properties comprising approximately 1.1 million square feet (unaudited) of GLA at a cost of approximately $47,991.

In 2000, the Company acquired 83 in-service industrial properties and one industrial property under redevelopment comprising, in the aggregate, approximately 5.8 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $323,529 and completed the development of 26 properties and two redevelopments comprising approximately 4.1 million square feet (unaudited) of GLA at a cost of approximately $147,954.

In 1999, the Company acquired 19 in-service industrial properties and two industrial properties under redevelopment comprising, in the aggregate, approximately 2.0 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $75,226 and completed the development of 19 properties and one expansion comprising approximately 3.1 million square feet (unaudited) of GLA at a cost of approximately $103,651.

8. SALES OF REAL ESTATE AND REAL ESTATE HELD FOR SALE

In 2001, the Company sold 132 industrial properties and several land parcels. The aggregate gross sales price of these sales totaled approximately $386,939. The Company also recognized gains in 2001 on prior period sales where the gains were previously deferred. The gain on sales totaled approximately $64,347.

In 2000, the Company sold 109 industrial properties and several land parcels. The aggregate gross sales price of these sales totaled approximately $433,713. The gain on sales totaled approximately $29,296.

In 1999, the Company sold 56 industrial properties and several land parcels. The aggregate gross sales price of these sales totaled approximately $245,813. Approximately $4,835 of the gross proceeds

Notes To Consolidated Financial Statements
(Dollars in thousands)

from the sales of these properties was received from the September 1998 Joint Venture (the Company sold two properties to the September 1998 Joint Venture at the Company's net book value). The gain on sales totaled approximately $29,797.

The Company plans on exiting the markets of Cleveland, Columbus, Dayton, Des Moines, Grand Rapids and Long Island and continually engages in identifying and evaluating its other real estate markets for potential sales candidates. However, due to the slowdown in the economy and, as a result, the impact the economy has had on the real estate market, the Company has decided not to actively market its properties in the exit markets of Cleveland, Columbus, Dayton and Grand Rapids. The Company believes it would be able to obtain higher net sales proceeds at a later point in time. The Company plans on exiting the Cleveland, Columbus, Dayton and Grand Rapids markets when market values reflect what the Company believes is the appropriate value of such properties. In the fourth quarter of 2001, the Company reclassified these properties from held for sale to held for use. As these properties are no longer considered held for sale, the Company recaptured all past depreciation expense not recognized since June 30, 2000 (the date the Company considered these properties held for sale) in the amount of $6,201.

At December 31, 2001, the Company had 13 industrial properties comprising approximately 1.2 million square feet of GLA held for sale. Net carrying value of the industrial properties held for sale at December 31, 2001 is approximately $30,750. There can be no assurance that such properties held for sale will be sold.

The following table discloses certain information regarding the 13 industrial properties held for sale by the Company.

	Year Ended		
	2001	2000	1999
Total Revenues	$ 5,153	$ 5,800	$ 5,885
Operating Expenses	(2,320)	(2,265)	(2,427)
Depreciation and Amortization	(149)	(583)	(913)
Income from Operations	$ 2,684	$ 2,952	$ 2,545

In connection with the Company's periodic review of the carrying values of its properties and due to the continuing softness of the economy in certain of its markets and indications of current market values for comparable properties, the Company determined in the fourth quarter of 2001 that an impairment valuation in the amount of approximately $9,500 should be recorded for certain properties in the Columbus, Ohio; Des Moines, Iowa and Indianapolis, Indiana markets.

In the fourth quarter of 2000, the Company recognized a valuation provision on real estate of approximately $2,900 relating to properties located in Grand Rapids, Michigan. The fair value was determined by a quoted market price less transaction costs.

9. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information:	***Year Ended 12/31/01***	Year Ended 12/31/00	Year Ended 12/31/99
Interest Paid, Net of Capitalized Interest	$ 80,577	$ 83,213	$ 79,866
Interest Capitalized	$ 9,950	$ 5,203	$ 5,568
Supplemental Schedule of Noncash Investing and Financing Activities:			
Distribution Payable on Common Stock/Units	$ 31,196	$ 30,281	$ 28,164
Distribution Payable on Preferred Stock	$ —	$ 8,211	$ —
Exchange of Units for Common Shares:			
Minority Interest	$ (7,797)	$ (5,706)	$ (2,618)
Common Stock	3	2	2
Additional Paid in Capital	7,794	5,704	2,616
	$ —	$ —	$ —
In conjunction with the property and land acquisitions, the following assets and liabilities were assumed:			
Purchase of Real Estate	$ 227,514	$ 323,529	$ 75,226
Operating Partnership Units	(1,491)	(3,474)	(4,274)
Accounts Payable and Accrued Expenses	(2,153)	(3,869)	(342)
Acquisition of Real Estate	$ 223,870	$ 316,186	$ 70,610
In conjunction with certain property sales, the Company provided seller financing on behalf of certain buyers:			
Notes Receivable	$ 12,460	$ 7,749	$ 17,620

Notes To Consolidated Financial Statements

(Dollars in thousands)

10. EARNINGS PER SHARE ("EPS")

The computation of basic and diluted EPS is presented below.

	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
NUMERATOR			
Net Income Before Extraordinary Loss	$ 132,673	$ 117,864	$ 124,748
Less: Preferred Stock Dividends	(30,001)	(32,844)	(32,844)
Less: Minority Interest Allocable to Extraordinary Loss	(1,597)	—	—
Net Income Available to Common Stockholders Before Extraordinary Loss, Net of Minority Interest For Basic and Diluted EPS	101,075	85,020	91,904
Extraordinary Loss, Net of Minority Interest	(8,712)	—	—
Net Income Available to Common Stockholders For Basic and Diluted EPS	$ 92,363	$ 85,020	$ 91,904
DENOMINATOR			
Weighted Average Common Shares – Basic	39,273,724	38,660,516	38,042,214
Effect of Dilutive Securities:			
Employee and Director Common Stock Options	278,527	256,069	101,801
Weighted Average Common Shares – Diluted	39,552,251	38,916,585	38,144,015
BASIC EPS			
Net Income Available to Common Stockholders Before Extraordinary Loss, Net of Minority Interest	$ 2.57	$ 2.20	$ 2.42
Extraordinary Loss, Net of Minority Interest	$ (.22)	$ —	$ —
Net Income Available to Common Stockholders	$ 2.35	$ 2.20	$ 2.42
DILUTED EPS			
Net Income Available to Common Stockholders Before Extraordinary Loss, Net of Minority Interest	$ 2.56	$ 2.18	$ 2.41
Extraordinary Loss, Net of Minority Interest	$ (.22)	$ —	$ —
Net Income Available to Common Stockholders	$ 2.34	$ 2.18	$ 2.41

11. FUTURE RENTAL REVENUES

The Company's properties are leased to tenants under net and semi-net operating leases. Minimum lease payments receivable, excluding tenant reimbursements of expenses, under noncancelable operating leases in effect as of December 31, 2001 are approximately as follows:

2002	$ 246,374
2003	195,466
2004	145,848
2005	98,503
2006	64,283
Thereafter	110,053
Total	$ 860,527

12. EMPLOYEE BENEFIT PLANS

The Company maintains two stock incentive plans (the "Stock Incentive Plans") which are administered by the Compensation Committee of the Board of Directors. There are approximately 7.7 million shares reserved under the Stock Incentive Plans. Only officers and other employees of the Company and its affiliates generally are eligible to participate in the Stock Incentive Plans. However, Independent Directors of the Company receive automatic annual grants of options to purchase 10,000 shares at a per share exercise price equal to the fair market value of a share on the date of grant.

The Stock Incentive Plans authorize (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock awards, (iv) performance share awards and

Notes To Consolidated Financial Statements
(Dollars in thousands)

(v) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the Stock Incentive Plans in the event of a change in control in the Company. As of December 31, 2001, stock options covering 2.9 million shares were outstanding and stock options covering 2.9 million shares were available under the Stock Incentive Plans. The outstanding stock options generally vest over one to three year periods and have lives of ten years. Stock option transactions are summarized as follows:

	Shares	Weighted Average Exercise Price Per Share	Exercise Price Per Share
Outstanding at December 31, 1998	4,997,000	$ 32.70	$ 18.25 – $ 35.81
Granted	1,041,567	$ 25.35	$ 25.13 – $ 27.69
Exercised or Converted	(68,000)	$ 22.79	$ 20.25 – $ 25.13
Expired or Terminated	(3,194,300)	$ 35.31	$ 22.75 – $ 35.81
Outstanding at December 31, 1999	2,776,267	$ 27.04	$ 18.25 – $ 31.125
Granted	937,250	$ 27.34	$ 27.125 – $ 30.00
Exercised or Converted	(605,550)	$ 24.58	$ 18.25 – $ 31.125
Expired or Terminated	(84,500)	$ 28.63	$ 25.125 – $ 31.125
Outstanding at December 31, 2000	3,023,467	$ 27.61	$ 18.25 – $ 31.125
Granted	1,030,900	$ 32.98	$ 31.05 – $ 33.125
Exercised	(717,836)	$ 25.99	$ 20.25 – $ 31.125
Expired or Terminated	(387,086)	$ 30.13	$ 21.125 – $ 33.125
Outstanding at December 31, 2001	2,949,445	$ 29.55	$ 18.25 – $ 33.125

The following table summarizes currently outstanding and exercisable options as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$18.25 – $27.25	1,103,195	7.5	$ 25.79	691,215	$24.92
$27.69 – $33.13	1,846,250	7.7	$ 31.79	868,050	$30.62

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its Stock Incentive Plans. Under APB 25, compensation expense is not recognized for options issued in which the strike price is equal to the fair value of the Company's stock on the date of grant. Certain options issued in 2000 were issued with a strike price less than the fair value of the Company's stock on the date of grant. Compensation expense is being recognized for the intrinsic value of these options determined at the date of grant over the vesting period.

Had compensation expense for the Company's Stock Incentive Plans been determined based upon the fair value at the grant date for awards under the Stock Incentive Plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been the pro forma amounts indicated in the table below:

	For The Year Ended		
	2001	2000	1999
Net Income Available to Common Stockholders – as reported	$ 92,363	$ 85,020	$ 91,904
Net Income Available to Common Stockholders – pro forma	$ 91,577	$ 84,075	$ 90,036
Net Income Available to Common Stockholders per Share – as reported – Basic	$ 2.35	$ 2.20	$ 2.42
Net Income Available to Common Stockholders per Share – pro forma – Basic	$ 2.33	$ 2.17	$ 2.37
Net Income Available to Common Stockholders per Share – as reported – Diluted	$ 2.34	$ 2.18	$ 2.41
Net Income Available to Common Stockholders per Share – pro forma – Diluted	$ 2.32	$ 2.16	$ 2.36
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:			
Expected dividend yield	8.22%	8.33%	8.88%
Expected stock price volatility	20.75%	20.30%	20.55%
Risk-free interest rate	4.91%	6.18%	5.30%
Expected life of options	3.03	3.05	2.73

The weighted average fair value of options granted during 2001, 2000 and 1999 is $2.49, $2.91 and $1.79 per option, respectively.

Notes To Consolidated Financial Statements
(Dollars in thousands)

In September 1994, the Board of Directors approved and the Company adopted a 401(k)/Profit Sharing Plan. Under the Company's 401(k)/Profit Sharing Plan, all eligible employees may participate by making voluntary contributions. The Company may make, but is not required to make, matching contributions. For the years ended December 31, 2001, 2000 and 1999, the Company made matching contributions of approximately $220, $211 and $208, respectively. In March 1996, the Board of Directors approved and the Company adopted a Deferred Income Plan (the "Plan"). At December 31, 2001, 885,436 units were outstanding.

During 2001, the Company awarded 94,450 shares of restricted Common Stock to certain employees and 3,699 shares of restricted Common Stock to certain Directors. These restricted shares of Common Stock had a fair value of approximately $3,133 on the date of grant. The restricted Common Stock vests over a period from three to ten years. Compensation expense will be charged to earnings over the vesting period.

During 2000, the Company awarded 355,139 shares of restricted Common Stock to certain employees and 3,663 shares of restricted Common Stock to certain Directors. Other employees of the Company converted certain in-the-money employee stock options to 14,903 shares of restricted Common Stock. These restricted shares of Common Stock had a fair value of approximately $9,689 on the date of grant. The restricted Common Stock vests over a period from three to ten years. Compensation expense will be charged to earnings over the vesting period.

During 1999, the Company awarded 72,300 shares of restricted Common Stock to certain employees and 3,504 shares of restricted Common Stock to certain Directors. Other employees of the Company converted certain in-the-money employee stock options to 5,224 shares of restricted Common Stock. These restricted shares of Common Stock had a fair value of approximately $2,121 on the date of grant. The restricted Common Stock vests over a period from five to ten years. Compensation expense will be charged to earnings over the vesting period.

13. RELATED PARTY TRANSACTIONS

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of one of the Company's officers/Directors is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2001, 2000 and 1999, this relative received brokerage commissions in the amount of $17, $60 and $18 respectively, from the Company.

The Company periodically utilizes consulting services from the private consulting firm of one of the Company's Directors. For the year ended December 31, 2001, no fees were paid to this entity. For the years ended December 31, 2000 and 1999 the Company has paid approximately $5 and $15 of fees, respectively, to this entity.

In January and February 2001, First Industrial Development Services, Inc. ("FRDS") purchased all of the voting and non-voting shares (a total of 25,790 shares) of FRDS held by certain executive officers of the Company for approximately $1.3 million, in connection with FRDS' election to become a wholly owned taxable REIT subsidiary of the Company. At the time of the transaction, these executive officers had equity interests in FRDS totaling 2.76%. The conversion of FRDS to a wholly-owned taxable REIT subsidiary of the Company will not have a material impact on the financial position or results of operations of the Company.

On September 2, 1999, the September 1999 Joint Venture purchased a 1,159,121 square foot (unaudited) industrial property portfolio located in Los Angeles, California for approximately $63,901. An officer of the Company held ownership interests ranging between .004% and .13% in various entities that sold certain properties to the September 1999 Joint Venture.

On September 15, 1999, the Company sold nine industrial properties to an entity whose Chairman of the Board of Directors is also Chairman of the Board of Directors of the Company. The gross proceeds from the sales of these nine industrial properties approximated $39,475 and the gain on sales approximated $14,552.

On November 19, 1998, the Company sold two industrial properties to two limited partnerships, Roosevelt Glen Corporate Center ("Roosevelt") and Hartford Center Investment Company ("Hartford"), for a total consideration of approximately $8,341. An entity in which one of the shareholders is the Chairman of the Board of Directors, ("TSIC") has a 11.638% general partner interest in Roosevelt. TSIC has a 12.39% general partner interest in Hartford. On December 4, 1998, the Company sold one industrial property to Eastgate Shopping Center Investment Co. ("Eastgate"), a limited partnership, for total consideration of approximately $2,521. TSIC has a 12.972% general partner interest in Eastgate. In each case, the purchaser had the option of selling the properties back to the Company and the Company had the option of buying the properties back from the purchaser for a stipulated period of time. In January 2000, the purchasers exercised their options to sell the properties back to the Company. Due to the existence and exercise of the options mentioned above, the sale was not recognized.

Notes To Consolidated Financial Statements

(Dollars in thousands)

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal actions arising from the ownership of its properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, operations or liquidity of the Company.

Twenty-seven properties have leases granting the tenants options to purchase the property. Such options are exercisable at various times at appraised fair market value or at a fixed purchase price generally in excess of the Company's depreciated cost of the asset. The Company has no notice of any exercise of any tenant purchase option.

The Company has committed to the construction of 45 industrial properties totaling approximately 5.1 million square feet (unaudited) of GLA. The estimated total construction costs are approximately $232.6 million (unaudited). Of this amount, approximately $56.9 million remains to be funded. These developments are expected to be funded with proceeds from the sale of select properties, cash flows from operations and borrowings under the Company's 2000 Unsecured Acquisition Facility. The Company expects to place in service all of the development projects during the next twelve months. There can be no assurance that the Company will place these projects in service during the next twelve months or that the actual completion cost will not exceed the estimated completion cost stated above.

At December 31, 2001, the Company had nine letters of credit outstanding in the aggregate amount of $2,173. These letters of credit expire between March 2002 and January 2004.

15. SUBSEQUENT EVENTS (UNAUDITED)

In January 2002, the Company entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement has a notional value of $50,000, fixed the ten year treasury rate at 5.083% and settles on May 16, 2002.

In January 2002, the Company entered into an interest rate swap agreement which fixed the interest rate on a portion of the Company's outstanding borrowings on its 2000 Unsecured Acquisition Facility. The Company designated this transaction as a cash flow hedge. This interest rate swap agreement has a notional value of $25,000, is effective from February 4, 2002 through February 4, 2003 and fixed the LIBOR rate at 2.4975%.

On January 22, 2002, the Company and the Operating Partnership paid a fourth quarter 2001 distribution of $.68 per common share/unit, totaling approximately $31,196.

In February 2002, the Company entered into an interest rate protection agreement which fixed the interest rate on a forecasted offering of unsecured debt which it designated as a cash flow hedge. This interest rate protection agreement has a notional value of $50,000, fixed the ten year treasury rate at 4.999% and settles on May 16, 2002.

On March 8, 2002, the Company declared a first quarter 2002 distribution of $.68 per common share/unit on its common stock/units which is payable on April 22, 2002. The Company also declared first quarter 2002 dividends of $54.688 per share ($.54688 per Depositary share), $53.906 per share ($.53906 per Depositary share), $49.687 per share ($.49687 per Depositary share) and $49.375 per share ($.49375 per Depositary share) on its Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively, totaling, in the aggregate, approximately $7,231, which are payable on April 1, 2002.

From January 1, 2002 to March 1, 2002, the Company awarded 965 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $30 on the date of grant. The restricted common stock vests over ten years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2002 to March 1, 2002, the Company issued 870,600 non-qualified employee stock options to certain officers, Directors and employees of the Company. These non-qualified employee stock options vest over periods from one to three years, have a strike price of $30.53 per share and expire ten years from the date of grant.

From January 1, 2002 to March 1, 2002, the Company acquired 16 industrial properties for a total estimated investment of approximately $41,453 . The Company also sold four industrial properties for approximately $7,217 of gross proceeds.

Notes To Consolidated Financial Statements
(Dollars in thousands)

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 99,413	$ 97,465	$ 93,651	$ 93,948
Equity in Income (Loss) of Joint Ventures	186	250	315	(1,542)
Income Allocated to Minority Interest	(5,034)	(3,790)	(5,778)	(2,113)
Income from Operations	21,323	22,796	20,676	3,531
Gain on Sale of Real Estate	13,876	15,822	18,808	15,841
Income Before Extraordinary Loss	35,199	38,618	39,484	19,372
Extraordinary Loss	—	(10,309)	—	—
Net Income	35,199	28,309	39,484	19,372
Preferred Stock Dividends	(8,211)	(7,328)	(7,231)	(7,231)
Net Income Available to Common Stockholders	$ 26,988	$ 20,981	$ 32,253	$ 12,141
Net Income Available to Common Stockholders Before Extraordinary Loss per Weighted Average Common Share Outstanding:				
Basic	$ .69	$ .75	$ .81	$ .31
Diluted	$ .69	$ .75	$ .81	$ .31
Net Income Available to Common Stockholders per Weighted Average Common Share Outstanding:				
Basic	$ .69	$ .53	$ .81	$ .31
Diluted	$ .69	$ .53	$ .81	$ .31

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 95,148	$ 94,266	$ 96,551	$100,103
Equity in Income of Joint Ventures	31	88	70	382
Income Allocated to Minority Interest	(3,799)	(4,310)	(4,041)	(4,245)
Income from Operations	22,465	20,567	24,623	20,913
Gain on Sale of Real Estate	5,874	10,057	6,280	7,085
Net Income	28,339	30,624	30,903	27,998
Preferred Stock Dividends	(8,211)	(8,211)	(8,211)	(8,211)
Net Income Available to Common Stockholders	$ 20,128	$ 22,413	$ 22,692	$ 19,787
Net Income Available to Common Stockholders per Weighted Average Common Share Outstanding:				
Basic	$ .52	$ .58	$ .58	$ .51
Diluted	$ .52	$ .58	$ .58	$ .51

Notes To Consolidated Financial Statements

Market Information

The following table sets forth for the periods indicated the high and low closing prices per share and distributions declared per share for the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR".

Quarter Ended	*High*	*Low*	*Distribution Declared*
December 31, 2001	$ 32.18	$ 27.07	$ 0.6800
September 30, 2001	33.35	28.43	0.6575
June 30, 2001	32.20	30.04	0.6575
March 31, 2001	34.50	31.34	0.6575
December 31, 2000	34.94	29.81	0.6575
September 30, 2000	32.00	28.88	0.6200
June 30, 2000	31.13	26.94	0.6200
March 31, 2000	28.25	25.81	0.6200

The Company had 547 common stockholders of record registered with its transfer agent as of March 1, 2002.

Corporate Management & Directors

CORPORATE MANAGEMENT

Michael W. Brennan
President and Chief Executive Officer

Johannson L. Yap
Chief Investment Officer

Michael J. Havala
Chief Financial Officer,
Treasurer and Secretary

David P. Draft
Executive Vice President – Operations

Robert H. Muir
Executive Vice President – Development Services

James D. Carpenter
Executive Director – Investments

Christopher M. Schneider
Chief Information Officer

Scott A. Musil
Senior Vice President,
Controller and Assistant Secretary

Joseph F. Bronson
Vice President – Operations Management

John H. Clayton
Vice President – Corporate Legal

DIRECTORS

Jay H. Shidler §‡
Chairman
First Industrial Realty Trust, Inc.
Managing Partner
The Shidler Group
Chairman
Corporate Office Properties Trust, Inc.

Michael W. Brennan §‡
President and
Chief Executive Officer
First Industrial Realty Trust, Inc.

Michael G. Damone ‡
Director of Strategic Planning
First Industrial Realty Trust, Inc.

John L. Lesher †
President
Jack Lesher and Associates
Senior Advisor
Resource Evaluation, Inc.
Director
The Sound Shore Fund
Mondial Ltd.
Trimark Inc.

Kevin W. Lynch *
Principal
The Townsend Group

John Rau *
Chairman
Chicago Title and Trust Company Foundation
Director
LaSalle Bank, N.A.
BorgWarner, Inc.
Nicor Inc.
Divine Inc.

Robert J. Slater §†
President
Jackson Consulting, Inc.

W. Ed Tyler §
Former Chief Executive Officer
and Director
Moore Corporation Limited
Director
American Red Cross (Mid-America)
United Way of Lake County

J. Steven Wilson *
Chairman and Chief Executive Officer
Wickes Inc.
Chairman, President and
Chief Executive Officer
Riverside Group, Inc.

COMPANY

Executive Office
First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606
Phone: 312/344-4300
Fax: 312/922-6320
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange, Symbol: FR

Registrar & Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2589
Jersey City, New Jersey 07303
800/446-2617

Independent Accountants
Pricewaterhouse Coopers, LLP
Chicago, Illinois

General Counsel
Cahill Gordon & Reindel
New York, New York

Barack, Ferrazzano, Kirschbaum,
Perlman & Nagelberg
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission may be obtained by contacting Director of Communications, First Industrial Realty Trust, Inc.

Annual Meeting
The Annual Meeting of Shareholders of First Industrial Realty Trust, Inc., will be held on Wednesday, May 15, 2002 at 9:00 a.m. CDT, First Industrial's Corporate Office, 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606

§ *Nominating Committee*
† *Compensation Committee*
* *Audit Committee*
‡ *Investment Committee*



This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. First Industrial Realty Trust, Inc. (the "Company") intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to, changes in economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, interest rates, competition, supply and demand for industrial properties in the Company's current and proposed market areas and general accounting principles, policies and guidelines applicable to real estate investment trusts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included herein and in the Company's other filings with the Securities and Exchange Commission.

Design: BHI Design/Chicago Photography: Charlie Westerman

FIRST
INDUSTRIAL

First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606 *phone* 312.344.4300 *fax* 312.922.6320
www.firstindustrial.com *e-mail* info@firstindustrial.com